UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 24, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit 99.1

Report of the Consolidated Results of Operations for the third Quarterly Period Ended November 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: May 24, 2005	By:	/s/ GRAHAM DAVID MCGREGOR-SMITH
	Name:	Graham David McGregor-Smith
	Title:	Manager

Exhibit 99.1

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

INDEX TO THE REPORT OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE QUARTERLY PERIOD ENDED NOVEMBER 28, 2004

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATED BALANCE SHEETS

As of November 28, 2004 and February 29, 2004 (Unaudited)

	November 28, 2004 (unaudited)	February 29, 2004 (as restated)
	In thousand USD, except per share amounts
ASSETS
Current assets:
Cash and cash equivalents	$28,482	$23,098
Accounts receivable, net of allowance for doubtful accounts of $1,039 and $1,112	62,260	62,963
Inventory	34,583	35,620
Deferred income taxes	1,050	1,002
Prepaid expenses and other current assets	5,579	5,457

Total current assets	131,954	128,140
Property, plant and equipment, net	37,422	42,150
Intangible assets, net	24,545	29,165
Goodwill	3,486	3,617
Deferred income taxes	1,393	1,351
Other assets	13,999	12,118

Total assets	$212,799	$216,541

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$11,437	$1,913
Accounts payable	19,527	21,765
Payable to Parent	630	670
Accrued expenses	34,921	30,782
Income taxes payable	6,983	6,932
Deferred revenue	40,555	43,005

Total current liabilities	114,053	105,067
Long-term debt	162,847	180,885
Embedded derivative	8,363	—
Deferred revenue and other liabilities	2,443	1,498

Total liabilities	287,706	287,450
Commitments and contingencies (Note 12 )
Stockholder’s deficit:
Ordinary stock, $30 par value, 2,401 shares authorized, issued and outstanding	72,015	72,015
Additional paid-in capital	67,137	67,016
Deferred compensation	(51)	(114)
Accumulated deficit	(109,655)	(105,015)
Accumulated other comprehensive loss	(440)	(898)

	29,006	33,004
Preferred shares held in Parent, at cost, 4,938 shares	(58,700)	(58,700)
Ordinary shares held in Parent, at cost, 6,763 shares	(45,213)	(45,213)

Total stockholder’s deficit	(74,907)	(70,909)

Total liabilities and stockholder’s deficit	$212,799	$216,541

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal three-month periods ended November 28, 2004 and November 23, 2003 (Unaudited)

	November 28, 2004	November 23, 2003 (as restated)
	In thousands USD,
	except per share amounts
REVENUE
Product	$28,329	$20,349
Service	39,900	39,065

Total revenue	68,229	59,414

COST OF REVENUE
Product	14,395	13,116
Service	17,163	16,862
Amortization of intangibles	502	502

Total cost of revenue	32,060	30,480

Gross profit	36,169	28,934
OPERATING EXPENSES
Research and development	11,988	12,740
Sales and marketing	12,345	12,524
General and administrative	4,211	4,968
Amortization of intangibles	1,150	1,155
Restructuring charges	—	(101)
Management fees and transaction costs	—	2,047

Total operating expenses	29,694	33,333

Profit (loss) from operations	6,475	(4,399)
Interest income	44	14
Interest expense	(6,455)	(4,871)
Other income, net	937	2,267

Profit (loss) before income taxes	1,001	(6,989)
Provision for income taxes	(209)	1,194

Net income (loss)	$1,210	$(8,183)

Net income (loss ) per share:
Basic and diluted	$0.50	$(3.41)
Weighted average shares used to compute net income (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal nine-month periods ended November 28, 2004 and November 23, 2003 (Unaudited)

	November 28, 2004	November 23, 2003 (as restated)
	In thousands USD except per share amounts
REVENUE
Product	$85,653	$72,747
Service	119,566	115,859

Total revenue	205,219	188,606

COST OF REVENUE
Product	48,956	43,029
Service	53,368	49,257
Amortization of intangibles	1,506	1,506

Total cost of revenue	103,830	93,792

Gross profit	101,389	94,814

OPERATING EXPENSES
Research and development	36,877	35,273
Sales and marketing	36,627	34,213
General and administrative	11,442	10,648
Amortization of intangibles	3,450	3,549
Restructuring charges	(10)	702
Management and transaction costs	—	2,423

Total operating expenses	88,386	86,808

Profit from operations	13,003	8,006
Interest income	101	66
Interest expense	(16,965)	(10,779)
Other income, net	188	2,795

Profit (loss) before income taxes	(3,673)	88
Provision for income taxes	967	2,206

Net loss	$(4,640)	$(2,118)

Net loss per share:
Basic and diluted	$(1.93)	$(0.88)
Weighted average shares used to compute net income (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal nine-month periods ended November 28, 2004 and November 23, 2003 (Unaudited)

	November 28, 2004	November 23, 2003 (as restated)
	In thousands USD
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(4,640)	$(2,118)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,330	18,913
Amortization of deferred financing costs	1,723	2,680
Amortization of debt discount	425	—
Change in fair value - embedded derivatives (Note 4)	785	—
Stock-based compensation	184	682
Restructuring charges	—	655
Deferred income taxes	—	40
Provision for doubtful accounts	(111)	(251)
Inventory reserve provision	2,376	1,958
Loss on retirement of property and equipment	914	649
Changes in assets and liabilities:
Accounts receivable	1,464	8,559
Inventory	(597)	64
Prepaid expenses and other current assets	59	(367)
Accounts payable	(2,904)	(3,209)
Payable to Parent	(40)	232
Accrued expenses	4,141	(6,476)
Income taxes payable	(106)	56
Deferred revenue	(1,781)	927
Other long-term as sets and liabilities	(1,312)	(2,028)

Net cash provided by operating activities	18,910	20,966

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(8,460)	(10,570)
Acquisition of business, net of cash acquired	—	(1,126)
Payment of acquisition costs	—	(176)
Capitalized software	(1,182)	—
Other long-term assets	(239)	—

Net cash used in investing activities	(9,881)	(11,872)

FINANCING ACTIVITIES
Cash flows from financing activities:
Payments to acquire preferred shares in Parent	—	(58,700)
Proceeds from issuance of long-term debt	—	170,000
Deferred financing fees	(1,358)	(7,967)
Payments on short-term debt	—	(648)
Payments on long-term debt	(1,395)	(100,087)

Net cash provided by (used in) financing activities	(2,753)	2,598
Effect of exchange rate changes on cash	(892)	(1,953)

Net increase in cash and cash equivalents	5,384	9,739
Cash and cash equivalents at beginning of period	23,098	16,444

Cash and cash equivalents at end of period	$28,482	$26,183

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a global provider of high-end computers and related services for mission-critical applications. When used in these notes, the terms “the Company”, “we”, “our”, and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified. Stratus S.à r.l. is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”).

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They do not include all information and notes required by U.S. GAAP for complete financial statements. The balance sheet at February 29, 2004 has been derived from the audited financial statements, as restated, at that date. The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. In the opinion of management, adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such information have been included. Results for interim periods should not be considered indicative of results for a full year. The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, collectibility of accounts receivable, carrying value of inventory, warranty provisions, revenue recognition using the percentage of completion method, valuation of intangible assets and goodwill, embedded derivative valuation, valuation of deferred tax assets and restructuring and other charges. In addition, the Company’s stock-based compensation expense, associated with the issuance of the Parent’s stock options, is impacted by the fair market value determination of the Parent’s stock. Actual results could differ materially from management’s estimates.

Recent pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) does not prescribe the use of a specific option-pricing model, but does require companies to use specific input assumptions when estimating the fair value of employee stock options. Under Statement 123(R) the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005. As a non-public company, the Company intends to apply a prospective transaction method under Statement 123(R), continuing to account for any portion of awards that have not vested by the date that Statement 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method Statement 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement No. 123, anticipates that the adoption of Statement 123(R) will not have an immediate material impact on its results of operations.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4. Statement No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. Statement No. 151 is effective for the Company beginning March 1, 2006. The Company does not expect the adoption of Statement No. 151 to have a material impact on our financial position or results of operations.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – REVENUE RECOGNITION

The Company sells its products and services to end users, resellers and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of the last element occurs or when fair value can be established. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period, and to date, are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company considers arrangements with extended payment terms not to be fixed or determinable. If collection is not considered probable, revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights and all other revenue recognition criteria have been met, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support and unspecified rights to product upgrades and enhancements. Installation and other consulting service revenues are recognized as performed subject to all other revenue recognition criteria being met.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

On August 19, 2004, Stratus S.a r.l. filed a Form 6-K with the Securities and Exchange Commission (“SEC”), announcing that the Company had identified certain issues related to the timing of the recording of revenue from certain customer transactions which might affect the Company’s financial statements for fiscal 2004 and the first quarter of fiscal 2005 and that the Company was working to conduct a detailed review of prior period revenue transactions. On October 7, 2004, the Company announced that it was postponing the release of financial results for the quarter ended August 29, 2004 pending the completion of the review of second quarter and prior period revenue transactions and the restatement of our historical financial results. On December 21, 2004, the Company furnished a Form 6-K to the SEC announcing financial results for the second quarter of fiscal year 2005 and the results of the restatement.

The Company furnished a Form 6-K to the SEC on March 15, 2005 issuing the results for the second quarter and six months ended August 29, 2004, including restating the first fiscal quarter of fiscal year 2005 and the restated results for the first and second quarters of fiscal year 2004 and the six months ended August 24, 2003.

The review initially focused on transactions that included sales of the new V-series ftServer® product in conjunction with sales of Continuum products because the Company found instances where transactions with customers included both products or included rights to upgrade purchases of Continuum product through coupons, trade-ins or specified future purchases. In conducting the review, the Company discovered revenue recognition issues unrelated to the upgrade transactions and expanded the scope of the review to address such issues.

During the course of the review, the Company determined that the accounting with respect to certain prior period transactions required adjustment. As a result, the Company has restated its consolidated financial statements for fiscal years 2000 through 2004, the first quarter of fiscal year 2005 including the quarterly results for fiscal 2004 and 2003 and for the three and nine months ended November 23, 2003. The Company expects to issue an amended and restated annual report for the fiscal years ended February 29, 2004, February 23, 2003 and February 24, 2002 during May of 2005. The restated financial statements include a number of adjustments, the largest of which relate to adjustments to revenue, cost of revenue, deferred revenue, inventory and accrued warranty expenses and the resulting impact of these adjustments on the tax accounts. Adjustments to revenue, unless specifically described below, result primarily from revenue that had been previously recognized upon delivery that is now being deferred and recognized in subsequent periods. Adjustments to inventory and accrued expenses are primarily to increase or decrease levels previously reported as a result of the deferral in revenue and to account for hardware maintenance as a service rather than a warranty cost, respectively.

In connection with the restatement, management has identified and reported to the audit committee significant internal control matters that collectively constitute “material weaknesses”. Please see “Item 4. Controls and Procedures” for a description of these and previously identified matters, certain of the corrective measures that already have been implemented during fiscal 2005 and additional steps management plans to take to strengthen controls.

The following discussion provides additional information regarding the restatement adjustments made to the third quarter and the nine months ended for fiscal year 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Adjustments

Summary

The following table is a reconciliation of revenue as previously reported to amounts as restated for the periods indicated:

	Three Months Ended November 23, 2003	Nine Months Ended November 23, 2003
Revenue, as previously reported	$65,023	$188,677
Product Revenue Adjustments:
Trade-ins and upgrades	(721)	(721)
Deferred maintenance	(850)	(3,206)
Transfer of title and risk of loss at our Japan subsidiary	(3,175)	(3,093)
Contract accounting	(766)	(108)
Reseller transactions	(10)	1,814
Undelivered elements	(1,221)	1,280
Other	(262)	(143)
Total	(7,005)	(4,177)
Service Revenue Adjustments:
Recognition of deferred hardware maintenance	1,349	4,235
Other	47	(129)
Total	1,396	4,106

Total Revenue Restatement Adjustments	(5,609)	(71)

Revenue, as restated	$59,414	$188,606

Trade-ins and Upgrades

During fiscal 2004 and 2005, in conjunction with the planned migration from certain Continuum products to the ftServer V-series products, Stratus S.a r.l. offered various trade-in rights, upgrade rights, specified discounts and coupons to purchasers of Continuum products. These rights constitute elements of the arrangement that must be accounted for. Revenue recognition on transactions involving trade-in or upgrade rights has been deferred until such rights have lapsed or original product has been returned and related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified discounts, the related amount has been deferred until such rights have lapsed or related products have been delivered.

Deferred Maintenance

When Stratus S.a r.l. sells Continuum systems, the Company provides one year of free hardware warranty with the sale. If the customer elects to purchase a service option at the time of the Continuum sale, this free hardware warranty is provided through a service offering which includes our typical software and hardware maintenance, including 24/7 remote monitoring of the system, call center support and advance parts exchange for failed parts. The Company has historically accounted for this as a warranty item with a related warranty accrual charged to cost of revenue. Since what was actually provided is more than a standard warranty would cover, the Company has determined that this should be accounted for as a separate element of revenue. As a result, the Company has reversed all previously recorded warranty expense and has deferred a portion of all Continuum product revenue transactions based on the fair value of the software and hardware maintenance. This deferred revenue has been recognized as service revenue ratably over the maintenance period, which is typically one year.

The Company also identified a transaction in which an amount less than fair value based on VSOE was allocated to maintenance. In this case, the Company has reclassified additional amounts from product revenue to service revenue for the applicable periods presented and recognized such revenue ratably over the service period.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Transfer of Title and Risk of Loss at Japan Subsidiary

The Company has identified certain transactions where title did not transfer until the customer had received and accepted the products. Accordingly, revenue for these transactions has been deferred until title has passed. The Company also identified several instances where product was delivered to resellers in Japan but the Company arranged for temporary warehousing for the product after its arrival in Japan. In these instances, risk of loss had not passed to the customer. Accordingly, the Company has delayed the recognition of revenue for these transactions until shipment from the warehouse to the reseller, or the reseller’s end-user, provided all other revenue recognition had been met.

Transactions involving these issues were confined to the Japan subsidiary.

Contract Accounting

The Company has identified certain transactions where it provided product and services to the customer where the services were essential to the functionality of the product but revenue was recognized on the product and the services separately. In such cases the Company restated related product and services revenue and recognized the entire arrangement on a percentage of completion basis as the services were performed or in the case of one transaction where records did not exist due to the age of the transaction to reliably measure the percentage of completion, upon completion the arrangement.

Reseller Transactions

The Company has identified certain reseller transactions conducted through international subsidiaries, where the Company has determined that collectibility was not probable at the time of the sale. Such transactions have been restated and recognized on a cash basis.

The Company has also identified certain transactions pertaining to a single reseller in the UK where product was sold to and retained by the reseller, the reseller had stock rotation and other return rights, and revenue was recognized upon delivery to this reseller with an allowance for estimated returns. The Company has determined that it did not meet the requirements of Statement of Financial Accounting Standard No. 48, Revenue Recognition When Rights of Return Exists, to allow for recognition of revenue upon delivery to the reseller because the Company continued to participate in the sales from the reseller to end users and, accordingly, has delayed revenue recognition for these transactions until the product was delivered to end users. The Company’s relationship with this reseller was formally terminated in Q2 of fiscal 2004. At the time of the termination, the amount of product sold to this reseller that had not been sold through to an end user was recognized based on management’s assessment that the reseller no longer had any rights of return and that the reseller had paid for the products in full and all other revenue recognition criteria had been met.

In addition, certain transactions conducted through the Company’s subsidiary in France were noted to include return rights if product was not sold through to end-users. Revenue recognition on affected transactions was delayed until expiration of the related return right and all other revenue recognition criteria had been met.

During our review, the Company found no other instances where resellers had stock rotation or other similar return rights.

Undelivered Elements

The Company identified certain transactions where product was delivered over multiple periods. These transactions involved multiple product families or different configurations of similar products. The Company does not have VSOE of fair value for its products. Accordingly, the Company has deferred revenue recognition for these transactions until all products ordered were delivered, provided all other revenue recognition criteria were met.

Other Adjustments

Cost of Revenue

Cost of Revenue has been adjusted as required for the product deferrals as described above. Cost of Revenue has also been adjusted for the reversal of the warranty accrual as described in Deferred Maintenance above.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the impact of the restatements on a condensed basis for the three and nine months ended November 23, 2003:

	Three Months Ended November 23, 2003
	As Reported	Adjustments	As Restated
Consolidated Statement of Operations Data:
Revenue	$65,023	$(5,609)	$59,414
Cost of revenue	31,810	(1,330)	30,480
Gross profit	33,213	(4,279)	28,934
Operating expenses	33,308	25	33,333
Loss from operations	(95)	(4,304)	(4,399)
Interest expense, net	(4,857)	—	(4,857)
Other income (expense), net	2,269	(2)	2,267
Loss before income taxes	(2,683)	(4,306)	(6,989)
Provision for income taxes	771	423	1,194
Net loss	$(3,454)	$(4,729)	$(8,183)
Basic and diluted loss per share	$(1.44)	$(1.97)	$(3.41)

	Nine Months Ended November 23, 2003
	As Reported	Adjustments	As Restated
Consolidated Statement of Operations Data:
Revenue	$188,677	$(71)	$188,606
Cost of revenue	92,083	1,709	93,792
Gross profit	96,594	(1,780)	94,814
Operating expenses	86,758	50	86,808
Profit from operations	9,836	(1,830)	8,006
Interest expense, net	(10,713)	—	(10,713)
Other income, net	2,795	—	2,795
Profit before income taxes	1,918	(1,830)	88
Provision for income taxes	1,697	509	2,206
Net income (loss)	$221	$(2,339)	$(2,118)
Basic and diluted income (loss) per share	$0.09	$(0.97)	$(0.88)

Consolidated Balance Sheet Data

The following tables present the impact of the restatements on a condensed basis at February 29, 2004:

At February 29, 2004	As Reported	Adjustments	As Restated
Total assets	$210,438	$6,103	$216,541
Total liabilities	269,349	18,101	287,450
Accumulated deficit	(93,221)	(11,794)	(105,015)
Stockholder’s deficit	(58,911)	(11,998)	(70,909)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash Flows

The restatement has no impact on cash balances and no impact on cash flows from investing or financing activities. There are resulting changes to the captions within the net cash provided by operating activities on the Consolidated Statements of Cash Flows.

NOTE 4 – DERIVATIVES

On September 3, 2004, Stratus Inc. consummated an exchange offer, in which the Old Notes (see note 11) were exchanged for new 10.375% Senior Notes (the “New Notes”). Upon the effective date of the registration of the New Notes on September 3, 2004 pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, certain redemption and change of control features are considered embedded derivatives and the value of which have been included in non-current other liabilities. The redemption and change of control features considered embedded derivatives are:

•	the Issuer’s right to redeem (“Call”) the New Notes; at a specified price prior to December 1, 2006 in the event of an Initial Public Offering;

•	the Issuer’s right to redeem (“Call”) the New Notes at a specified price prior to December 1, 2006 in the event of a change in control and,;

•	the right of the holder of the New Notes to sell back (“Put”) the New Notes to the Company at a specified price until December 1, 2008 in the event of a change in control.

At the time of the effective date of registration of the New Notes, the fair value of these features was $7,578, which was recorded as a debt discount and is being amortized to interest expense over the remaining life of the New Notes. A liability of $7,578 was also established at the time of registration of the New Notes associated with these features. Changes in the fair value of these features are recorded through interest expense.

The following table summarizes the impact of these features on the earnings of the Company for the periods presented:

	Three months ended		Nine Months Ended
	November 28, 2004	November 23, 2003 as restated	November 28, 2004	November 23, 2003 as restated
Interest expense related to the calls and put – included in Interest expense	$425	$—	$425	$—
Change in Fair market value of the calls and put – included in interest expense	785	—	785	—

Total impact on earnings related to the calls and put	$1,210	$—	$1,210	$—

In connection with the February 15, 2002 amendment of the Company’s $150,000 amended and restated credit agreement, a LIBOR floor was added to the facility. The $150,000 amended and restated credit agreement was extinguished on November 18, 2003 in connection with the recapitalization of the Company.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impact of the LIBOR Floor on the earnings of the Company for the periods presented:

	Three months ended		Nine Months Ended
	November 28, 2004	November 23, 2003 as restated	November 28, 2004	November 23, 2003 as restated
Interest expense related to LIBOR floor – included in Interest expense	$—	$(465)	$—	$(629)
Change in Fair market value of LIBOR floor – included in Other income (expense)	—	1,883	—	2,419

Total impact on earnings related to LIBOR floor	$—	$1,418	$—	$1,790

NOTE 5 – INVENTORY

The components of inventory were as follows:

	November 28, 2004	February 29, 2004 as restated
Parts and assemblies	$23,024	$25,752
Work-in-process	865	760
Finished products	10,694	9,108

Total inventory	$34,583	$35,620

NOTE 6 – STOCK PLANS

The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair market value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with Statement of Financial Accounting Standards SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of SFAS No. 123 and SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).

The exercise price of all options to be granted under the Plan is authorized on an annual, or as-needed, basis by the Board of Directors. Such exercise price cannot be less than the nominal value of the underlying ordinary stock of $1.50 per share. The exercise price of all options granted during the nine months ended November 28, 2004 and November 23, 2003 was $1.50 per share. As the fair market value of the Company’s ordinary shares for the nine months ended November 28, 2004 as determined by an independent valuation analysis completed in connection with the 2004 Recapitalization was $1.16, the Board-authorized exercise price for that period represented a premium on the underlying shares. Accordingly, the weighted average fair value of such options was $0.

The Company did not grant any options during the nine months ended November 28, 2004 or November 23, 2003 with an exercise price below fair market value on the date of grant. The weighted average fair value of options granted with an exercise price equal to the fair market value of the Parent’s ordinary stock on the date of grant for the nine months ended November 23, 2003 was $0.14 per share.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the effect, net of tax effect, on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Three Months Ended
	November 28, 2004	November 23, 2003 as restated
Net income (loss), as reported	$1,210	$(8,183)
Add: Stock-based employee compensation expense recognized	55	226
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(464)	(761)

Pro forma net income (loss)	$801	$(8,718)

Basic and diluted income (loss) per share: As reported	$0.50	$(3.41)
Pro forma	$0.33	$(3.63)

	Nine Months Ended
	November 28, 2004	November 23, 2003 as restated
Net loss, as reported	$(4,640)	$(2,118)
Add: Stock-based employee compensation expense recognized	184	682
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(1,474)	(2,407)

Pro forma net loss	$(5,930)	$(3,843)

Basic and diluted loss per share:
As reported	$(1.93)	$(0.88)
Pro forma	$(2.47)	$(1.60)

The fair value of the Company’s stock-based awards to employees for the fiscal three months and nine months ended November 28, 2004 and November 23, 2003 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended		Nine Months Ended
	November 28, 2004	November 23, 2003	November 28, 2004	November 23, 2003
Expected life (years)	3.4	4	3.7	4
Volatility	0%	0%	0%	0%
Risk-free interest rate	3.1%	2.6%	3.0%	2.6%
Dividend yield	0%	0%	0%	0%

The effects on pro forma net loss and loss per share for the three months and nine months ended November 28, 2004 and November 23, 2003 of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

net income (loss) for future periods due to such factors as the potential accelerated vesting period of the stock options and the potential for future issuance of additional stock options.

NOTE 7 – NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated using the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period, plus the effect of any dilutive potential ordinary shares. The Company had no dilutive potential ordinary shares during the nine months ended November 28, 2004 and November 23, 2003.

NOTE 8 – WARRANTY

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s product warranty liability, which is included in accrued expenses in our Consolidated Balance Sheet, are as follows:

Nine Months Ended November 28, 2004
Balance at beginning of fiscal period, as restated	$556
Current period accrual	228
Amounts charged to the accrual	(385)

Balance at end of fiscal period	$399

NOTE 9 – RESTRUCTURING, ASSET IMPAIRMENT AND OTHER CHARGES

As a result of unfavorable global economic conditions and reductions in information technology spending around the world, the Company implemented restructuring programs to reduce expenses to align its operations and cost structure with market conditions in fiscal 2004, 2003 and 2002, respectively.

The following tables summarize the activity related to the restructuring liability during the first nine months of fiscal 2005 and fiscal 2004, respectively:

	Restructuring liability at February 29, 2004	Revisions to prior year plans	Net charge	Cash payments	Restructuring liability at November 28, 2004
Excess facilities charges	$90	$(10)	$(10)	$(28)	$52

Total restructuring costs	$90	$(10)	$(10)	$(28)	$52

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Restructuring liability at February 23, 2003	Fiscal 2004 charge	Revisions to prior year plans	Net charge	Cash payments	Restructuring liability at November 23, 2003
Severance and fringe benefits	$2,215	$827	$(199)	$628	$(2,715)	$128
Excess facilities charges	497	104	(30)	74	(327)	244

Total restructuring costs	$2,712	$931	$(229)	$702	$(3,042)	$372

The remaining balance at November 28, 2004 is set aside to cover charges related to closing of sales offices, and is expected to be fully utilized by the end of fiscal 2005.

NOTE 10 – INCOME TAXES

The effective tax rate of 26.3% for the first nine months of fiscal 2005 was higher than the statutory rate primarily as a result of reducing the estimated tax reserve, offset by realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions. The effective tax rate of 2,506.8% for the first nine months of fiscal 2004 was significantly higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions, not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions and providing a valuation allowance for certain deferred tax assets due to uncertainty with respect to realization.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. In the nine months ended November 28, 2004 we reduced the tax reserve by $0.8 million as a result of the expiration of the statute of limitations to audit specific tax years.

NOTE 11 – DEBT

Debt consists of the following:

	November 28, 2004	February 29, 2004
10.375% Senior Notes due 2008	$170,000	$170,000
Debt Discount related to 10.375% Senior Notes	(7,153)	—
Note payable to Lucent Technologies	9,450	9,450
Euro loan facility	1,987	3,348

Total debt, excluding capital lease obligations	174,284	182,798
Less: current portion	(11,437)	(1,913)

Total long-term debt	$162,847	$180,885

On November 18, 2003, Stratus Technologies, Inc. (“Stratus Inc.”), a wholly-owned subsidiary of the Company incorporated in Delaware, issued in a private placement $170,000 principal amount of 10.375% Senior Notes with a maturity of December 1, 2008 (the “Old Notes”). Also on November 18, 2003, the Company entered into a $30,000 collateralized revolving credit facility with a maturity date of November 19, 2007 (the “New Credit Facility”). On September 3, 2004, Stratus Inc. consummated an exchange offer, in which the Old Notes were exchanged for new 10.375% Senior Notes (the “New Notes”). The terms of the New Notes are substantially identical to the terms of the Old Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply.

As of November 28, 2004, the Company has capitalized $10,613 in deferred financing fees. Of this amount $9,533 will be recorded as interest expense over the 5-year term of the Senior Notes and $1,080 will be recorded as interest expense over the 4-year

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

term of the New Credit Facility. Pursuant to Emerging Issues Task Force Issue No. 98-14 “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, the New Credit Facility is considered a refinancing of the Former Revolving Credit Facility, therefore, the remaining deferred financing fees of $507 related to the Former Revolving Credit Facility will be amortized over the life of the New Credit Facility.

The Exchange and Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., JPMorgan Securities, Inc. and Fleet Securities, Inc. on the other, states that if the Company’s registration statement on Form F-4 was not declared effective by the Securities and Exchange Commission by June 15, 2004, then the Company would be required to make special interest payments to the note holders as “liquidated damages”. Because such registration statement was not declared effective until July 6, 2004, the Company was required to pay and did pay the note holders special interest in the amount of $26 on December 1, 2004 (the next scheduled interest payment date). Further, because Stratus Inc. did not consummate its exchange offer within thirty business days of the effective date of the registration statement on Form F-4 (as required by the Exchange and Registration Rights Agreement), the Company was required to make and did make an additional special interest payment in the amount of $21 to the note holders on December 1, 2004.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Guarantor arrangements

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of November 28, 2004 and February 29, 2004, respectively.

As permitted under Luxembourg and Delaware law, the Company is permitted and has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20,000. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of November 28, 2004 and February 29, 2004, respectively.

Certain of the Parent’s subsidiaries entered into an indemnity agreement with Platinum Equity, LLP (“Platinum”) as part of the purchase of Cemprus LLC (“Cemprus”). Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after our purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus acquisition agreement with Lucent Technologies, Inc., certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of November 28, 2004 and February 29, 2004, respectively.

NOTE 13 – STOCKHOLDER’S EQUITY

The Company’s authorized and outstanding capital consists of 2,400,501 ordinary shares, $30 par value. Each share is owned directly by its Parent, Stratus SA.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss), net of tax, were as follows:

	Three Months Ended		Nine Months Ended
	November 28, 2004	November 23, 2003 as restated	November 28, 2004	November 23, 2003 as restated
Net income (loss)	$1,210	$(8,183)	$(4,640)	$(2,118)
Other comprehensive income, net of tax:
Foreign currency translation	432	584	442	353
Net gain on derivative instruments	—	—	—	359
Unrealized gain on available for sale securities	—	11	16	36

Total comprehensive income (loss)	$1,642	$(7,588)	$(4,182)	$(1,370)

NOTE 15 – SEGMENT INFORMATION

The Company’s reportable segments are product and service lines of business. The segments are evaluated based on consolidated gross margin. Product and service revenue is also reviewed by geography. The Company does not maintain segment assets. There are no inter-segment revenues. As of November 28, 2004, the Company had operations in 18 countries, including the United States, and its products and services were sold throughout the world.

Revenues from external customers and gross profits by segment were as follows:

	Nine Months Ended
	November 28, 2004	November 23, 2003 as restated
Product revenues	$85,653	$72,747
Service revenues	119,566	115,859

Total revenues	$205,219	$188,606

Product gross profit	$36,697	$29,718
Service gross profit	66,198	66,602
Amortization of intangibles	(1,506)	(1,506)

Total gross profit	$101,389	$94,814

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

On September 3, 2004, Stratus Inc. consummated an exchange offer, in which its Old Notes (see note 11) were exchanged for New Notes. The New Notes are unsecured and subordinated obligations of Stratus Inc. that are jointly and severally, fully and unconditionally guaranteed by Stratus S.à r.l. and seven of its wholly-owned (except for shares owned by local entities to comply with the minimum requirements of local law) subsidiaries: Stratus Equity S.à r.l., SRA Technologies Cyprus Limited., Stratus Technologies Bermuda Limited., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”).

Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Inc.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the New Notes. The holders of the New Notes are direct creditors of Stratus Inc., the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries are not obligated with respect to the New Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the New Notes.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED BALANCE SHEETS

As of November 28, 2004 – (Unaudited)

Consolidating condensed financial information is presented below.

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$70	$2,079	$19,330	$7,003	$—	$28,482
Accounts receivable, net	(7)	66,743	30,136	19,492	(54,104)	62,260
Receivable from Parent	—	1,372	—	1,073	(2,445)	—
Inventory	62	19,230	7,040	23,249	(14,998)	34,583
Deferred income taxes	—	—	—	1,050	—	1,050
Prepaid expenses and other current assets	16	1,587	216	3,753	7	5,579

Total current assets	141	91,011	56,722	55,620	(71,540)	131,954
Property, plant and equipment, net	—	28,818	9,815	3,999	(5,210)	37,422
Intangible assets, net	—	658	23,887	—	—	24,545
Goodwill	—	1,215	1,564	707	—	3,486
Long-term intercompany receivable	56,205	103,125	20,000	—	(179,330)	—
Investment in subsidiaries	7,912	18,778	5,945	—	(32,635)	—
Deferred income taxes	—	—	—	1,393	—	1,393
Other assets	—	7,086	5,158	1,755	—	13,999

Total assets	$64,258	$250,691	$123,091	$63,474	$(288,715)	$212,799

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$11,437	$—	$—	$11,437
Accounts payable	20,809	6,972	33,855	12,003	(54,112)	19,527
Payable to Parent	3,050	—	19	—	(2,439)	630
Accrued expenses	2,476	19,573	4,557	8,274	41	34,921
Income taxes payable	980	5,605	444	273	(319)	6,983
Deferred revenue	222	961	24,344	15,028	—	40,555

Total current liabilities	27,537	33,111	74,656	35,578	(56,829)	114,053
Long-term debt	—	162,847	—	—	—	162,847
Long-term intercompany payable	38,125	—	140,558	647	(179,330)	—
Embedded derivative	—	8,363	—	—	—	8,363
Deferred revenue and other liabilities	—	1,299	1,144	—	—	2,443

Total liabilities	65,662	205,620	216,358	36,225	(236,159)	287,706
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,412	(31,789)	72,015
Additional paid-in capital	35,000	46,569	29,962	8,962	(53,356)	67,137
Deferred compensation	—	(51)	—	—	—	(51)
Accumulated deficit	(108,384)	(21,437)	(21,701)	9,290	32,577	(109,655)
Accumulated other comprehensive loss	—	(10)	(27)	(415)	12	(440)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(1,404)	45,071	(93,267)	27,249	(52,556)	(74,907)

Total liabilities and stockholder’s equity (deficit)	$64,258	$250,691	$123,091	$63,474	$(288,715)	$212,799

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED BALANCE SHEETS (RESTATED)

As of February 29, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$186	$193	$17,120	$5,599	$—	$23,098
Accounts receivable, net	2	59,693	30,924	21,862	(49,518)	62,963
Receivable from Parent	—	1,372	—	1,075	(2,447)	—
Inventory	62	19,656	10,085	13,848	(8,031)	35,620
Deferred income taxes	—	—	—	1,002	—	1,002
Income taxes receivable	—	—	—	437	(437)	—
Prepaid expenses and other current assets	45	2,474	177	2,763	(2)	5,457

Total current assets	295	83,388	58,306	46,586	(60,435)	128,140
Property, plant and equipment, net	—	33,144	10,369	5,429	(6,792)	42,150
Intangible assets, net	—	457	28,708	—	—	29,165
Goodwill	—	1,215	1,714	688	—	3,617
Long-term intercompany receivable	56,326	106,439	19,857	—	(182,622)	—
Investment in subsidiaries	10,250	17,221	5,945	—	(33,416)	—
Deferred income taxes	—	—	—	1,351	—	1,351
Other assets	—	5,759	4,491	1,868	—	12,118

Total assets	$66,871	$247,623	$129,390	$55,922	$(283,265)	$216,541

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$1,913	$—	$—	$1,913
Accounts payable	18,724	8,034	37,313	7,195	(49,501)	21,765
Payable to Parent	3,100	—	17	—	(2,447)	670
Accrued expenses	2,509	14,113	5,044	9,074	42	30,782
Income taxes payable	955	6,431	340	—	(794)	6,932
Deferred revenue	222	3,259	25,691	13,833	—	43,005

Total current liabilities	25,510	31,837	70,318	30,102	(52,700)	105,067
Long-term debt	—	170,000	10,885	—	—	180,885
Long-term intercompany payable	38,125	—	143,873	616	(182,614)	—
Deferred revenue and other liabilities	—	1,203	295	—	—	1,498

Total liabilities	63,635	203,040	225,371	30,718	(235,314)	287,450
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,412	(31,789)	72,015
Additional paid-in capital	35,000	46,499	29,941	8,818	(53,242)	67,016
Deferred compensation	—	(114)	—	—	—	(114)
Accumulated deficit	(103,744)	(21,792)	(24,394)	7,847	37,068	(105,015)
Accumulated other comprehensive loss	—	(10)	(27)	(873)	12	(898)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	3,236	44,583	(95,981)	25,204	(47,951)	(70,909)

Total liabilities and stockholder’s equity (deficit)	$66,871	$247,623	$129,390	$55,922	$(283,265)	$216,541

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

For the fiscal three-month period ended November 28, 2004

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$11,593	$20,997	$15,137	$(19,398)	$28,329
Service	—	7,156	37,706	11,297	(16,259)	39,900
Intercompany revenue	—	17,876	2,716	1,114	(21,706)	—

Total revenue	—	36,625	61,419	27,548	(57,363)	68,229

Product	—	6,832	12,244	9,821	(14,502)	14,395
Service	—	7,278	16,559	10,444	(17,118)	17,163
Intercompany cost of revenue	—	—	20,339	603	(20,942)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	—	14,110	49,644	20,868	(52,562)	32,060

Gross profit (loss)	—	22,515	11,775	6,680	(4,801)	36,169
OPERATING EXPENSES
Research and development	—	10,306	2,488	—	(806)	11,988
Sales and marketing	—	6,151	24	6,377	(207)	12,345
General and administrative	21	4,093	46	52	(1)	4,211
Amortization of intangibles	—	—	1,150	—	—	1,150

Total operating expenses	21	20,550	3,708	6,429	(1,014)	29,694

Profit (loss) from operations	(21)	1,965	8,067	251	(3,787)	6,475
Interest income	1	22	16	5	—	44
Interest expense	—	(5,897)	(543)	(15)	—	(6,455)
Interest income (expense), intercompany	(683)	2,615	(1,925)	(7)	—	—
Other income (expense), net	97	382	469	(28)	17	937
Other income (expense), intercompany	—	605	(717)	112	—	—

Profit (loss) before income taxes	(606)	(308)	5,367	318	(3,770)	1,001
Provision (benefit) for income taxes	—	(725)	164	265	87	(209)
Equity in profit (loss) in subsidiaries	1,816	53	—	—	(1,869)	—

Net income (loss)	$1,210	$470	$5,203	$53	$(5,726)	$1,210

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS (RESTATED)

For the fiscal three-month period ended November 23, 2003

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$5,377	$12,142	$10,042	$(7,212)	$20,349
Service	—	9,012	37,132	10,182	(17,261)	39,065
Intercompany revenue	—	13,733	—	639	(14,372)	—

Total revenue	—	28,122	49,274	20,863	(38,845)	59,414

Product	—	1,436	8,434	6,332	(3,086)	13,116
Service	—	8,455	17,480	9,207	(18,280)	16,862
Intercompany cost of revenue	—	—	13,872	427	(14,299)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	—	9,891	40,288	15,966	(35,665)	30,480

Gross profit (loss)	—	18,231	8,986	4,897	(3,180)	28,934
Research and development	—	10,515	2,369	—	(144)	12,740
Sales and marketing	—	5,864	—	6,856	(196)	12,524
General and administrative	182	4,385	344	56	1	4,968
Amortization of intangibles	—	—	1,150	5	—	1,155
Restructuring charges	(2)	47	2	(148)	—	(101)
Intercompany	—	—	—	—	—	—
Management fees	113	74	1,860	—	—	2,047

Total operating expenses	293	20,885	5,725	6,769	(339)	33,333

Profit (loss) from operations	(293)	(2,654)	3,261	(1,872)	(2,841)	(4,399)
Interest income	—	4	5	5	—	14
Interest expense	—	(4,554)	(281)	(36)	—	(4,871)
Interest income (expense), intercompany	388	304	(684)	(8)	—	—
Other income (expense), net	276	2,321	(118)	(60)	(152)	2,267
Other income (expense), intercompany	—	3,692	(5,979)	2,287	—	—

Profit (loss) before income taxes	371	(887)	(3,796)	316	(2,993)	(6,989)
Provision for income taxes	—	38	838	245	73	1,194
Equity in profit (loss) in subsidiaries	(8,554)	71	—	—	8,483	—

Net income (loss)	$(8,183)	$(854)	$(4,634)	$71	$5,417	$(8,183)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

For the fiscal nine-month period ended November 28, 2004

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$35,317	$61,087	$41,109	$(51,860)	$85,653
Service	—	24,254	111,404	35,027	(51,119)	119,566
Intercompany revenue	—	53,083	5,717	3,275	(62,075)	—

Total revenue	—	112,654	178,208	79,411	(165,054)	205,219

Product	(10)	23,028	40,669	27,944	(42,675)	48,956
Service	17	23,349	51,829	32,238	(54,065)	53,368
Intercompany cost of revenue	—	—	59,050	1,650	(60,700)	—
Amortization of intangibles	—	—	1,506	—	—	1,506

Total cost of revenue	7	46,377	153,054	61,832	(157,440)	103,830

Gross profit (loss)	(7)	66,277	25,154	17,579	(7,614)	101,389
Research and development	—	31,173	7,142	—	(1,438)	36,877
Sales and marketing	185	19,093	24	18,086	(761)	36,627
General and administrative	140	10,993	139	172	(2)	11,442
Amortization of intangibles	—	—	3,450	—	—	3,450
Restructuring charges	—	(10)	—	—	—	(10)

Total operating expenses	325	61,249	10,755	18,258	(2,201)	88,386

Profit (loss) from operations	(332)	5,028	14,399	(679)	(5,413)	13,003
Interest income	1	26	46	28	—	101
Interest expense	—	(15,430)	(1,511)	(24)	—	(16,965)
Interest income (expense), intercompany	(2,049)	7,873	(5,803)	(21)	—	—
Other income (expense), net	78	181	(122)	(13)	64	188
Other income (expense), intercompany	—	605	(3,616)	3,011	—	—

Profit (loss) before income taxes	(2,302)	(1,717)	3,393	2,302	(5,349)	(3,673)
Provision for income taxes	—	(629)	700	859	37	967
Equity in profit (loss) in subsdiaries	(2,338)	1,443	—	—	895	—

Net income (loss)	$(4,640)	$355	$2,693	$1,443	$(4,491)	$(4,640)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS (RESTATED)

For the fiscal nine-month period ended November 23, 2003

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$(23)	$25,286	$44,295	$35,262	$(32,073)	$72,747
Service	—	25,741	108,934	28,510	(47,326)	115,859
Intercompany revenue	—	44,333	—	2,073	(46,406)	—

Total revenue	(23)	95,360	153,229	65,845	(125,805)	188,606

Product	—	12,806	32,694	21,937	(24,408)	43,029
Service	—	24,597	49,067	26,172	(50,579)	49,257
Intercompany cost of revenue	—	—	46,054	427	(46,481)	—
Amortization of intangibles	—	—	1,506	—	—	1,506

Total cost of revenue	—	37,403	129,321	48,536	(121,468)	93,792

Gross profit (loss)	(23)	57,957	23,908	17,309	(4,337)	94,814
Research and development	—	30,927	4,385	—	(39)	35,273
Sales and marketing	—	17,385	—	17,319	(491)	34,213
General and administrative	208	9,883	404	153	—	10,648
Amortization of intangibles	—	—	3,544	5	—	3,549
Restructuring charges	(2)	47	(5)	662	—	702
Intercompany	—	(381)	410	(29)	—	—
Management fees	338	225	1,860	—	—	2,423

Total operating expenses	544	58,086	10,598	18,110	(530)	86,808

Profit (loss) from operations	(567)	(129)	13,310	(801)	(3,807)	8,006
Interest income	—	15	25	26	—	66
Interest expense	—	(9,862)	(863)	(54)	—	(10,779)
Interest income (expense), intercompany	1,162	1,059	(2,198)	(23)	—	—
Other income (expense), net	486	2,996	(355)	(165)	(167)	2,795
Other income (expense), intercompany	—	3,692	(6,737)	3,045	—	—

Profit (loss) before income taxes	1,081	(2,229)	3,182	2,028	(3,974)	88
Provision for income taxes	—	113	1,406	790	(103)	2,206
Equity in profit (loss) in subsdiaries	(3,199)	1,238	—	—	1,961	—

Net income (loss)	$(2,118)	$(1,104)	$1,776	$1,238	$(1,910)	$(2,118)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

For the fiscal nine-month period ended November 28, 2004

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net income (loss)	$(4,640)	$355	$2,693	$1,443	$(4,491)	$(4,640)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	12,698	6,157	2,935	(3,460)	18,330
Amortization of deferred financing costs	—	996	727	—	—	1,723
Amortization of debt discount	—	425	—	—	—	425
Change in fair value - redemption feature Notes	—	785	—	—	—	785
Stock-based compensation	—	132	21	31	—	184
Provision for doubtful accounts	—	367	(183)	(295)	—	(111)
Inventory reserve provision	(10)	3,567	150	(107)	(1,224)	2,376
Loss on retirement of property and equipment	—	1,372	—	—	(458)	914
Equity in profit (loss) subsidiaries	2,338	(1,443)	—	—	(895)	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	8	(2,831)	971	3,316	—	1,464
Inventory	10	(3,582)	2,894	(8,176)	8,257	(597)
Prepaid expenses and other current assets	29	848	(32)	(786)	—	59
Accounts payable	200	(1,062)	(902)	(1,140)	—	(2,904)
Payable to Parent	1,957	(1,403)	(5,648)	5,092	(38)	(40)
Accrued expenses	(33)	5,880	(746)	(959)	(1)	4,141
Income taxes payable	25	(823)	(212)	868	36	(106)
Deferred revenue	—	(2,299)	(210)	728	—	(1,781)
Other long-term assets and liabilities	—	(1,008)	(368)	64	—	(1,312)

Net cash provided by (used in) operating activities	(116)	12,974	5,312	3,014	(2,274)	18,910

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(9,579)	(358)	(797)	2,274	(8,460)
Investment in subsidiary	—	(114)	—	—	114	—
Capitalized software	—	—	(1,182)	—	—	(1,182)
Other long-term assets	—	(37)	(202)	—	—	(239)

Net cash provided by (used) in investing activities	—	(9,730)	(1,742)	(797)	2,388	(9,881)

FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	—	—	114	(114)	—
Deferred financing fees	—	(1,358)	—	—	—	(1,358)
Payments on long-term debt	—	—	(1,395)	—	—	(1,395)

Net cash provided by (used in) financing activities	—	(1,358)	(1,395)	114	(114)	(2,753)
Effect of exchange rate changes on cash	—	—	35	(927)	—	(892)

Net increase (decrease) in cash and cash equivalents	(116)	1,886	2,210	1,404	—	5,384
Cash and cash equivalents at beginning of period	186	193	17,120	5,599	—	23,098

Cash and cash equivalents at end of period	$70	$2,079	$19,330	$7,003	$—	$28,482

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS (RESTATED)

For the fiscal nine-month period ended November 23, 2003

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(2,118)	$(1,104)	$1,776	$1,238	$(1,910)	$(2,118)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	12,517	6,731	3,321	(3,656)	18,913
Amortization of deferred financing costs	—	2,680	—	—	—	2,680
Stock-based compensation	—	568	69	45	—	682
Restructuring charges	—	—	—	655	—	655
Deferred income taxes	—	—	280	(240)	—	40
Provision for doubtful accounts	—	—	(328)	77	—	(251)
Inventory reserve provision	—	2,884	(182)	(211)	(533)	1,958
Loss on retirement of property and equipment	—	649	—	—	—	649
Equity in profit (loss) subsidiaries	3,199	(1,238)	—	—	(1,961)	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	—	4,715	817	5,047	(2,020)	8,559
Inventory	15	(6,999)	2,889	(2,000)	6,159	64
Prepaid expenses and other current assets	340	267	99	(1,044)	(29)	(367)
Accounts payable	989	(2,408)	(1,344)	(2,466)	2,020	(3,209)
Payable to Parent	17,835	(82,628)	63,593	1,293	139	232
Accrued expenses	(438)	(1,518)	(1,540)	(2,983)	3	(6,476)
Income taxes payable	(66)	(122)	342	(876)	778	56
Deferred revenue	46	(479)	(1,266)	2,626	—	927
Other long-term assets and liabilities	—	(1,555)	33	375	(881)	(2,028)

Net cash provided by (used in) operating activities	19,802	(73,771)	71,969	4,857	(1,891)	20,966

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(8,806)	(962)	(2,696)	1,894	(10,570)
Acquisition of business, net of cash acquired	—	—	(1,126)	—	—	(1,126)
Payment of acquisition costs	—	—	(176)	—	—	(176)
Investment in subsidiary	(20,000)	—	—	—	20,000	—

Net cash provided by (used) in investing activities	(20,000)	(8,806)	(2,264)	(2,696)	21,894	(11,872)

FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	20,000	3	—	(20,003)	—
Payments to acquire preferred shares in Parent	—	—	(58,700)	—	—	(58,700)
Proceeds from issuance of long-term debt	—	170,000	—	—	—	170,000
Deferred financing fees	—	(4,612)	(3,355)	—	—	(7,967)
Payments on short-term debt	—	(3,000)	—	2,352	—	(648)
Payments on long-term debt	—	(98,950)	(1,137)	—	—	(100,087)

Net cash provided by (used in) financing activities	—	83,438	(63,189)	2,352	(20,003)	2,598
Effect of exchange rate changes on cash	—	—	193	(2,146)	—	(1,953)

Net (decrease) in cash and cash equivalents	(198)	861	6,709	2,367	—	9,739
Cash and cash equivalents at beginning of period	290	2,177	9,305	4,672	—	16,444

Cash and cash equivalents at end of period	$92	$3,038	$16,014	$7,039	$—	$26,183

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”). The terms “the Company”, “we”, “our” and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified.

The following discussion and analysis by management of our operating and financial results should be read in conjunction with our consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in the tables and in our unaudited financial statements are due to rounding.

Statements contained in this section which are not historical statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Generally, the words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “project”, “seek”, “continue”, “will”, “may”, “could” and similar expressions identify forward-looking statements. Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in exchange rates;

•	current risks of terrorist activity and acts of war; and

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations.

Current information in this quarterly report has been updated to November 28, 2004, and Stratus undertakes no duty to further update this information. All other information contained herein is presented as of the specific date noted and has not been updated since that time.

The foregoing list of important factors is not all-inclusive.

Overview

We are a global provider of computer servers, technologies and services focused in the fault-tolerant server market. Our customers, who include some of the most recognizable companies in the world, purchase Stratus servers and support services for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. With our latest server line introduced in June 2001, we are broadening our customer base considerably in the high-availability server market, which is expected to grow rapidly, by offering the superior performance of continuous availability combined with operational simplicity at cost-effective prices.

We currently provide two lines of fault-tolerant servers, the Continuum® system family and the ftServer® system family, each of which is supported by a technologically advanced worldwide service offering.

•

Product revenue consists primarily of revenue generated from the sale of our servers, which include our proprietary and other operating systems. Product revenue for the first nine months of fiscal 2005 increased by 17.7% to $85.6 million from

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

$72.7 million for the first nine months of fiscal 2004. Included in this increase was $2.9 million related to favorable foreign exchange rate movement. Although we are seeing signs of growth in our business, the economic outlook is still uncertain. We believe that technology spending by large companies has been improving, however, we cannot predict for how long, and to what extent, the improvement in the market for technology spending will continue. When the market does improve significantly, we cannot predict the extent to which the demand for our servers will increase. We expect our future product revenue growth largely to derive from sales of ftServer systems, which support the Microsoft Windows® operating system, Linux operating system and our own proprietary VOS® operating system. In the first half of fiscal 2005 we introduced the ftServer T-Series, which is our fault tolerant server for the telecommunications market and uses Linux as the operating system. In addition, we plan to continue to generate product sales from our installed base by providing our customers with the opportunity to migrate from our Continuum system by porting our proprietary VOS operating system to the ftServer V-Series. The V-Series was made available for sale during the second quarter of fiscal 2005. This important milestone will enable our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow by migrating to the ftServer V-Series system, thereby extending the longevity of our Continuum system customer base. We also intend to leverage our current installed base through add-on sales and upgrades of the current Continuum platform.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, one-time services such as part repair, time and materials activities, installation, education and professional consulting services. Service revenue for the first nine months of fiscal 2005 increased by 3.2% to $119.6 million from $115.9 million for the same period in fiscal 2004. Included in this increase was $4.5 million related to favorable foreign exchange rate movement.

The table set forth below shows our consolidated revenue for each of our product lines and our service offering:

	Three Months Ended		Nine Months Ended
	November 28, 2004	November 23, 2003	November 28, 2004	November 23, 2003
		(as restated)		(as restated)
		(in millionsUSD)
Continuum products	$16.9	$10.1	$45.6	$41.7
FtServer products	11.4	10.2	40.0	31.0

Total product revenue	28.3	20.3	85.6	72.7
Service revenue	39.9	39.1	119.6	115.9

Total revenue	$68.2	$59.4	$205.2	$188.6

Restatement of Consolidated Financial Statement

On August 19, 2004, Stratus S.a r.l. filed a Form 6-K with the Securities and Exchange Commission (“SEC”), announcing that the Company had identified certain issues related to the timing of the recording of revenue from certain customer transactions which might affect the Company’s financial statements for fiscal 2004 and the first quarter of fiscal 2005 and that the Company was working to conduct a detailed review of prior period revenue transactions. On October 7, 2004, the Company announced that it was postponing the release of financial results for the quarter ended August 29, 2004 pending the completion of the review of second quarter and prior period revenue transactions and the restatement of our historical financial results. On December 21, 2004, the Company furnished a Form 6-K to the SEC announcing financial results for the second quarter of fiscal year 2005 and the results of the restatement.

The Company furnished a Form 6-K to the SEC on March 15, 2005 issuing the results for the second quarter and six months ended August 29, 2004, including restating the first fiscal quarter of fiscal year 2005 and the restated results for the first and second quarters of fiscal year 2004 and the six months ended August 24, 2003. The review initially focused on transactions that included sales of the new V-series ftServer in conjunction with sales of Continuum products because the Company found instances where transactions with customers included both products or included rights to upgrade purchases of Continuum product through coupons, trade-ins or specified future purchases. In conducting the review, the Company discovered revenue recognition issues unrelated to the upgrade transactions and expanded the scope of the review to address such issues.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

During the course of the review, the Company determined that the accounting with respect to certain prior period transactions required adjustment. As a result, the Company has restated its consolidated financial statements for fiscal years 2000 through 2004, the first quarter of fiscal year 2005 including the quarterly results for fiscal 2004 and 2003 and for the three and nine months ended November 23, 2003. The Company expects to issue an amended and restated annual report for the fiscal years ended February 29, 2004, February 23, 2003 and February 24, 2002 during May of 2005. The restated financial statements include a number of adjustments, the largest of which relate to adjustments to revenue, cost of revenue, deferred revenue, inventory and accrued warranty expenses and the resulting impact of these adjustments on the tax accounts. Adjustments to revenue, unless specifically described below, result primarily from revenue that had been previously recognized upon delivery that is now being deferred and recognized in subsequent periods. Adjustments to inventory and accrued expenses are primarily to increase or decrease levels previously reported as a result of the deferral in revenue and to account for hardware maintenance as a service rather than a warranty cost, respectively.

In connection with the restatement, management has identified and reported to the audit committee significant internal control matters that collectively constitute “material weaknesses”. Please see “Item 4. Controls and Procedures” for a description of these and previously identified matters, certain of the corrective measures that already have been implemented during fiscal 2005 and additional steps management plans to take to strengthen controls.

The following discussion provides additional information regarding the restatement adjustments made to the third quarter and the nine months ended for fiscal year 2004.

Revenue Adjustments

Summary

The following table is a reconciliation of revenue as previously reported to amounts as restated for the periods indicated (in thousands USD):

	Three Months Ended November 23, 2003	Nine Months Ended November 23, 2003
Revenue, as previously reported	$65,023	$188,677
Product Revenue Adjustments:
Trade-ins and upgrades	(721)	(721)
Deferred maintenance	(850)	(3,206)
Transfer of title and risk of loss at our Japan subsidiary	(3,175)	(3,093)
Contract accounting	(766)	(108)
Reseller transactions	(10)	1,814
Undelivered elements	(1,221)	1,280
Other	(262)	(143)
Total	(7,005)	(4,177)
Service Revenue Adjustments:
Recognition of deferred hardware maintenance	1,349	4,235
Other	47	(129)
Total	1,396	4,106

Total Revenue Restatement Adjustments	(5,609)	(71)

Revenue, as restated	$59,414	$188,606

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Trade-ins and Upgrades

During fiscal 2004 and 2005, in conjunction with the planned migration from certain Continuum products to the ftServer V-series products, Stratus S. a r. l. offered various trade-in rights, upgrade rights, specified discounts and coupons to purchasers of Continuum products. These rights constitute elements of the arrangement that must be accounted for. Revenue recognition on transactions involving trade-in or upgrade rights has been deferred until such rights have lapsed or original product has been returned and related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified discounts, the related amount has been deferred until such rights have lapsed or related products have been delivered.

Deferred Maintenance

When Stratus S.a r.l. sells Continuum systems, the Company provides one year of free hardware warranty with the sale. If the customer elects to purchase a service option at the time of the Continuum sale, this free hardware warranty is provided through a service offering which includes our typical software and hardware maintenance, including 24/7 remote monitoring of the system, call center support and advance parts exchange for failed parts. The Company has historically accounted for this as a warranty item with a related warranty accrual charged to cost of revenue. Since what was actually provided is more than a standard warranty would cover, the Company has determined that this should be accounted for as a separate element of revenue. As a result, the Company has reversed all previously recorded warranty expense and has deferred a portion of all Continuum product revenue transactions based on the fair value of the software and hardware maintenance. This deferred revenue has been recognized as service revenue ratably over the maintenance period, which is typically one year.

The Company also identified a transaction in which an amount less than fair value based on VSOE was allocated to maintenance. In this case, the Company has reclassified additional amounts from product revenue to service revenue for the applicable periods presented and recognized such revenue ratably over the service period.

Transfer of Title and Risk of Loss at Japan Subsidiary

The Company has identified certain transactions where title did not transfer until the customer had received and accepted the products. Accordingly, revenue for these transactions has been deferred until title has passed. The Company also identified several instances where product was delivered to resellers in Japan but the Company arranged for temporary warehousing for the product after its arrival in Japan. In these instances, risk of loss had not passed to the customer. Accordingly, the Company has delayed the recognition of revenue for these transactions until shipment from the warehouse to the reseller, or the reseller’s end-user, provided all other revenue recognition had been met.

Transactions involving these issues were confined to the Japan subsidiary.

Contract Accounting

The Company has identified certain transactions where it provided product and services to the customer where the services were essential to the functionality of the product but revenue was recognized on the product and the services separately. In such cases the Company restated related product and services revenue and recognized the entire arrangement on a percentage of completion basis as the services were performed or in the case of one transaction where records did not exist due to the age of the transaction to reliably measure the percentage of completion, upon completion the arrangement.

Reseller Transactions

The Company has identified certain reseller transactions conducted through international subsidiaries, where the Company has determined that collectibility was not probable at the time of the sale. Such transactions have been restated and recognized on a cash basis.

The Company has also identified certain transactions pertaining to a single reseller in the UK where product was sold to and retained by the reseller, the reseller had stock rotation and other return rights, and revenue was recognized upon delivery to this reseller with an allowance for estimated returns. The Company has determined that it did not meet the requirements of Statement of Financial Accounting Standard No. 48, Revenue Recognition When Rights of Return Exists, to allow for recognition of revenue upon delivery to the reseller because the Company continued to participate in the sales from the reseller to end users and, accordingly, has delayed revenue recognition for these transactions until the product was delivered to end users. The Company’s relationship with this reseller was formally terminated in Q2 of fiscal 2004. At the time of the termination, the amount of product sold to this reseller that

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

had not been sold through to an end user was recognized based on management’s assessment that the reseller no longer had any rights of return and that the reseller had paid for the products in full and all other revenue recognition criteria had been met.

In addition, certain transactions conducted through the Company’s subsidiary in France were noted to include return rights if product was not sold through to end-users. Revenue recognition on affected transactions was delayed until expiration of the related return right and all other revenue recognition criteria had been met.

During our review, the Company found no other instances where resellers had stock rotation or other similar return rights.

Undelivered Elements

The Company identified certain transactions where product was delivered over multiple periods. These transactions involved multiple product families or different configurations of similar products. The Company does not have VSOE of fair value for its products. Accordingly, the Company has deferred revenue recognition for these transactions until all products ordered were delivered, provided all other revenue recognition criteria were met.

Other Adjustments

Cost of Revenue

Cost of Revenue has been adjusted as required for the product deferrals as described above. Cost of Revenue has also been adjusted for the reversal of the warranty accrual as described in Deferred Maintenance above.

The following tables present the impact of the restatements on a condensed basis for the three and nine months ended November 23, 2003 (in thousands USD):

	Three Months Ended November 23, 2003
	As Reported	Adjustments	As Restated
Consolidated Statement of Operations Data:
Revenue	$65,023	$(5,609)	$59,414
Cost of revenue	31,810	(1,330)	30,480

Gross profit	33,213	(4,279)	28,934
Operating expenses	33,308	25	33,333

Loss from operations	(95)	(4,304)	(4,399)
Interest expense, net	(4,857)	—	(4,857)
Other income (expense), net	2,269	(2)	2,267

Loss before income taxes	(2,683)	(4,306)	(6,989)
Provision for income taxes	771	423	1,194

Net loss	$(3,454)	$(4,729)	$(8,183)

Basic and diluted loss per share	$(1.44)	$(1.97)	$(3.41)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

	Nine Months Ended November 23, 2003
	As Reported	Adjustments	As Restated
Consolidated Statement of Operations Data:
Revenue	$188,677	$(71)	$188,606
Cost of revenue	92,083	1,709	93,792

Gross profit	96,594	(1,780)	94,814
Operating expenses	86,758	50	86,808

Profit from operations	9,836	(1,830)	8,006
Interest expense, net	(10,713)	—	(10,713)
Other income, net	2,795	—	2,795

Profit before income taxes	1,918	(1,830)	88
Provision for income taxes	1,697	509	2,206

Net income (loss)	$221	$(2,339)	$(2,118)

Basic and diluted income (loss) per share	$0.09	$(0.97)	$(0.88)

Consolidated Balance Sheet Data

The following tables present the impact of the restatements on a condensed basis at February 29, 2004:

At February 29, 2004	As Reported	Adjustments	As Restated
Total assets	$210,438	$6,103	$216,541
Total liabilities	269,349	18,101	287,450
Accumulated deficit	(93,221)	(11,794)	(105,015)
Stockholder’s deficit	(58,911)	(11,998)	(70,909)

Cash Flows

The restatement has no impact on cash balances and no impact on cash flows from investing or financing activities. There are resulting changes to the captions within the net cash provided by operating activities on the Consolidated Statements of Cash Flows.

2004 Recapitalization

On November 18, 2003, Stratus Technologies Inc., a wholly-owned subsidiary of the Company incorporated in Delaware, issued in a private placement $170,000 principal amount of 10.375% Senior Notes with a maturity of December 1, 2008 (the “Senior Notes”). Also on November 18, 2003, the Company entered into a $30,000 collateralized revolving credit facility maturing on November 19, 2007 (the “New Credit Facility”). On September 3, 2004, Stratus Inc. consummated an exchange offer, in which the Old Notes were exchanged for new 10.375% Senior Notes.

As of November 28, 2004, the Company has capitalized $10,613 in deferred financing fees. Of this amount $9,533 will be recorded as interest expense over the 5-year term of the Senior Notes and $1,080 will be recorded as interest expense over the 4-year term of the New Credit Facility. Pursuant to Emerging Issues Task Force Issue No. 98-14 “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, the New Credit Facility is considered a refinancing of the Former Revolving Credit Facility, therefore, the remaining deferred financing fees of $507 related to the Former Revolving Credit Facility will be amortized over the life of the New Credit Facility.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company sells its products and services to end users, resellers, and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of all elements occurs or when fair value can be established. Arrangements with customers generally include standard acceptance provisions that provide the customer with typically ten to fifteen days to notify the Company that delivered product does not conform to our standard published specifications. Customers may not cancel orders due to non-acceptance. Arrangements do not generally include subjective or other provisions involving acceptance over and above the published specifications. If a customer arrangement includes such an acceptance provision, revenue recognition occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/correlated products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period and to date are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method. Significant judgment is required to determine whether customer acceptance is uncertain at the outset of the arrangement. The Company considers the following factors in making this determination: the Company’s history with similar arrangements, the Company’s history with the customer, the level of risk involved in integrating the product into the customer’s IT environment, the customers participation in the endeavor, and the economic penalty the customer could face if it did not accept the product and payment terms.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. At the time of the transaction, the Company assesses whether the fee associated with the revenue transaction is fixed or determinable and whether or not collection is probable. The fee is considered fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are usually 30 to 90 days from invoice date, depending upon the region, the fee is generally deemed not being fixed or determinable. In these cases, revenue is recognized as the fees become due. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If it is determined that collection of a fee is not probable, associated revenue is deferred and recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller provided all other revenue recognition criteria have been met (“sell through”). This is typically the case in Europe and, accordingly, transactions with resellers in Europe are recognized upon sell through. This is not the case in Japan where the Company deals exclusively with the reseller and has no involvement with the end user. Sales with resellers in other geographies are evaluated on a case-by-case basis. In Japan the reseller may from time to time order product and request that Stratus hold the product pending final delivery instructions. In these instances the Company maintains risk of loss while the product is being held and revenue is deferred until delivery is made to the reseller or the end user as instructed. Additionally, in some reseller transactions in Japan title does not pass until product acceptance by the customer; accordingly revenue recognition for these transactions is delayed until evidence of product acceptance is received. On a limited basis when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support and unspecified rights to product upgrades and enhancements. VSOE for maintenance and support services is determined at the customer level based on the price charged for subsequent year renewals. Installation and other consulting service revenues are recognized when performed. VSOE for installation and other consulting services is based on the price charged when similar services are sold separately.

In the absence of a master purchasing agreement or signed contract, the Company uses either a purchase order or purchase order equivalent as evidence of an arrangement. Sales to resellers are usually evidenced by a master agreement governing the relationship together with purchase orders on a transaction-by-transaction basis. Sales to OEM’s are usually evidenced by a master agreement governing the relationship together with a shipping report on a transaction-by-transaction basis.

The majority of our sales transactions are completed using standard terms and conditions; however, there are agreements that contain non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangements should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and when to recognize the revenue for each element. Changes in the allocation of the sales price between deliverable elements might impact the timing of revenue recognition, but would not change the total revenue recognized for the transaction.

Inventory-Related Provisions

We state our inventories at the lower of cost (first-in, first-out) or market. We periodically review our inventory for obsolescence and decline in market value below cost and write-down our inventory for any such declines. We consider recent historic usage and future demand in estimating the realizable value of our inventory. Possible changes in these estimates could result in revisions to the valuation of inventory, which would be included in cost of revenue for the period in which the revision is identified. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

Warranty Provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, ranging from 30 days to 1 year. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of products delivered by our third-party manufacturers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage incurred in correcting a product failure. Our warranty provision is established using 12-month historical data to estimate the amount necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Should actual costs differ from our estimates, revisions to the estimated warranty liability would be required.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to expected historical or projected future results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we review and measure any impairment based on the fair value of the asset. Fair value is primarily determined using a discounted cash flow methodology and confirmed by market comparables. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Deferred Taxes

We currently have significant deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, which may reduce taxable income in future periods. Based on our review of several significant developments (including cumulative losses, uncertainty and lack of visibility in the technology market as a whole) we have determined that a valuation allowance is required since it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. We have not provided a valuation allowance on net deferred tax assets in certain jurisdictions due to their historical and projected profitability. As of November 28, 2004 and February 29, 2004, our net deferred tax assets were approximately $2.4 million and $2.4 million, respectively, net of total valuation allowances of $21.1 million on November 28, 2004 and February 29, 2004.

Business Restructuring

During fiscal 2004, 2003 and 2002, we recorded significant charges in connection with the 2004 Restructuring Program, the 2003 Restructuring Program and the 2002 Restructuring Program. The related reserves reflect many estimates, including those related to termination benefits and settlements of contractual obligations. We review the reserve requirements to complete each restructuring periodically throughout the year. Actual experience has been and may continue to be different from these estimates.

Stock Plans

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors, or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. (“Stratus Inc.”) Stock Incentive Plan. Stratus Inc. is a wholly-owned subsidiary of the Company. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair market value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company records stock-based compensation issued to non-employees using the fair value method prescribed by SFAS No. 123.

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. Our 1999 Stratus Technologies, Inc. Stock Incentive Plan, as amended, is the plan under which our options are granted. This plan provides broad discretion to our board of directors to create appropriate equity incentives for our employees as well as members of our board of directors. Substantially all of our employees participate in our stock option program. In addition, many employees terminated under the 2002, 2003 and 2004 Restructuring Programs retained the vested portion of their stock option awards, for a period not to exceed the contractual expiration of the options.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

As our Parent’s stock is not listed on an exchange, the determination of fair market value is based on management’s assessment and approved by Stratus SA’s Board of Directors. Management’s assessment utilizes a number of common valuation techniques. The accounting for the Company’s stock option program and related stock-based compensation charges is impacted by this fair market value determination. The statutory minimum value for the purchase of Stratus SA’s shares, in compliance with Luxembourg requirements for “societes anonymes” (SA) companies, is U.S. $1.50 per share.

Embedded derivatives

The Company does not hold or issue derivative instruments for trading purposes. However, the Company’s Senior Notes due December 1, 2008 (the Senior Notes) contain embedded derivatives that require separate valuation from the Senior Notes. The Company recognizes the derivatives as liabilities in the consolidated balance sheet and measures the derivatives at their estimated fair value, which is determined by a third party valuation. Changes in the estimated fair value of the derivative are recorded through interest expense in the period of change. The initial bifurcation of the embedded derivatives from the Senior Notes, at their effective date, resulted in a difference between the estimated fair value and the face value of the Senior Notes. This difference is recorded as a debt discount and will be amortized to interest expense over the life of the debt. Valuing the embedded derivatives involves significant estimates and judgments, including assessing the likelihood of an Initial Public Offering or a Change in Control of the Company. The valuation is also significantly impacted by the price at which our Senior Notes are trading. Accordingly, changes in assumptions or volatility in the price that our bonds trade at could have a material impact on the value of the derivatives and the income statement.

Results of Operations

The most important drivers of our results of operations are the successful acceptance of our product lines in the intensely competitive high-availability server market, our focus on distribution of our ftServer system products through third-party channels and resellers within key targeted industry segments and our ability to meet the rapidly changing demands of our customers through continued evolution of our product offerings. We believe that the combined strategy of launching our ftServer systems in fiscal 2002 and our commitment to maintaining the longevity of our Continuum systems, both in the field and the associated customer service bases, has enhanced our ability to be competitive in this ever-changing market. We plan to continue to focus on our value proposition of providing the highest levels of continuous availability, operational simplicity and compelling financial advantage versus the alternatives of our competitors.

We face a variety of challenges in remaining competitive in the high-availability server market. Customers are focused on availability of their applications to keep their businesses up and running cost-effectively. We look to solve that problem for them by ensuring that we remain current with the latest versions of Intel processors, and keep up with shorter lifecycles and rapid deployment of solutions in the market. Our ability to recognize the changing demands of our customers and to react to those demands by choosing the appropriate research and development course and distribution and pricing strategies continues to be essential to our results of operations. In response to these changing demands, we have renewed our efforts to keep our product roadmap current and to develop and introduce differentiated continuously available product offerings that we believe are attractive and competitive in the high-availability server market. Our ftServer V-Series system achieved technological feasibility in April of fiscal 2005 and was made available for sale in the second quarter of fiscal 2005. This important milestone in our efforts to port the VOS operating system to the Intel based ftServer system platform will enable our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow by migrating to the ftServer V-Series system, thereby extending the longevity of our Continuum system customer base.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

The following tables summarizes our results of operations for the fiscal three-month and nine-month periods ended November 28, 2004 and November 23, 2003, and is used for the purpose of calculating changes from prior year to current year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Immaterial differences to the Consolidated Statements of Operations are due to rounding.

Results of operations for the periods ended November 28, 2004 and November 23, 2003 (unaudited)

	Three months ended		Nine months ended
	November 28, 2004	November 23, 2003 (as restated)	November 28, 2004	November 23, 2003 (as restated)

	(In millions, USD)		(In millions, USD)
REVENUE
Product	$28.3	$20.3	$85.6	$72.7
Service	39.9	39.1	119.6	115.9

Total revenue	68.2	59.4	205.2	188.6

COST OF REVENUE
Product	14.4	13.1	48.9	43.0
Service	17.1	16.9	53.4	49.3
Amortization of intangibles	0.5	0.5	1.5	1.5

Total cost of revenue	32.0	30.5	103.8	93.8
Gross profit	36.2	28.9	101.4	94.8
OPERATING EXPENSES
Research and development	12.0	12.7	36.9	35.3
Sales and marketing	12.3	12.5	36.6	34.2
General and administrative	4.2	5.0	11.4	10.7
Amortization of intangibles	1.2	1.2	3.5	3.5
Restructuring charges	0.0	(0.1)	—	0.7
Management fees	0.0	2.0	—	2.4

Total operating expenses	29.7	33.3	88.4	86.8

Profit (loss) from operations	6.5	(4.4)	13.0	8.0
Interest expense, net	(6.4)	(4.9)	(16.9)	(10.7)
Other income, net	0.9	2.3	0.2	2.8

Profit (loss) before income taxes	1.0	(7.0)	(3.7)	0.1
Provision for income taxes	(0.2)	1.2	0.9	2.2

Net income (loss)	$1.2	$(8.2)	$(4.6)	$(2.1)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Results of operations for the periods ended November 28, 2004 and November 23, 2003 (unaudited)

	Three months ended		Nine months ended
	November 28, 2004	November 23, 2003 (as restated)	November 28, 2004	November 23, 2003 (as restated)

	(as a % of revenue)		(as a % of revenue)
REVENUE	%	%	%	%
Product	41.5%	34.2%	41.7%	38.5%
Service	58.5	65.8	58.3	61.5

Total revenue	100.0	100.0	100.0	100.0
COST OF REVENUE
Product	21.1	22.1	23.8	22.8
Service	25.1	28.5	26.0	26.1
Amortization of intangibles	0.7	0.7	0.8	0.8

Total cost of revenue	46.9	51.3	50.6	49.7

Gross profit	53.1	48.7	49.4	50.3
OPERATING EXPENSES
Research and development	17.5	21.5	17.9	18.7
Sales and marketing	18.0	21.0	17.8	18.1
General and administrative	6.3	8.4	5.7	5.7
Amortization of intangible assets	1.8	2.0	1.7	1.9
Restructuring charges	0.0	(0.2)	0.0	0.4
Management fees	0.0	3.4	0.0	1.3

Total operating expenses	43.6	56.1	43.1	46.1

Profit (loss) from operations	9.5	(7.4)	6.3	4.2
Interest expense, net	(9.4)	(8.2)	(8.2)	(5.7)
Other income, net	1.4	3.8	0.1	1.6

Profit (loss) before income taxes	1.5	(11.8)	(1.8)	0.1
Provision for income taxes	(0.3)	2.0	0.4	1.2

Net income (loss)	1.8%	(13.8)%	(2.2)%	(1.1)%

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Three months ended November 28, 2004 Compared to Three months ended November 23, 2003

Total revenue for the three months ended November 28, 2004 of $68.2 million increased by $8.8 million or 14.8% in comparison to the same period in fiscal 2004.

	Three months ended		Increase (decrease)
	November 28, 2004	November 23, 2003 as restated	2004 versus 2003
	(dollars in millions, except percentages)
Product revenue	$28.3	$20.3	$8.0	39.4%
Service revenue	39.9	39.1	0.8	2.0%

Total revenue	$68.2	$59.4	$8.8	14.8%

Product Revenue

Product revenue for the three months ended November 28, 2004 increased by 39.4% to $28.3 million from $20.3 million for the second three months of fiscal 2004. Included in this increase was $0.9 million related to favorable foreign exchange rate movement.

This increase was attributable to increases in sales of our Continuum and ftServer product lines. The increase in Continuum product revenue in the third quarter of fiscal 2005 in comparison to the same period last year can be attributed to some large transactions closing in the current quarter, resulting in a 67.3% increase to $16.9 million from $10.1 million in Continuum revenue. We had five Continuum customers during quarter that made purchases over $1 million, making up almost 50% of the Continuum revenue in the quarter. Our Continuum products are now sold exclusively into our installed customer base. Given this limited market potential, we expect the revenue from our Continuum product line to decline over time. Despite a decrease of ftServer unit sales in the third quarter of fiscal 2005 of 11.7% in comparison to the same period last year, revenue increased to $11.4 million from $10.2 million, or 11.8%. The increase in ftServer revenue is primarily related to the sales of our V-Series system. The V-Series system, which became generally available for sale in August of fiscal 2005, resulted in $2.5 million, or 21.9%, of ftServer revenue during the period.

Service Revenue

Service revenue for the three months ended November 28, 2004 increased by 2.0% to $39.9 million from $39.1 million during the same period in fiscal 2004. This increase was primarily due to a favorable impact of foreign exchange rate movement of $1.3 million, increased revenue from sales of service relating to ftServer systems of $1.6 million, and a $0.1 million increase in our professional service business. These increases were offset by a $2.2 million reduction in service revenue as a result of net erosion in the Continuum system customer base. Over time, we expect the mix of our service revenues to transition, with the Continuum service revenue decreasing and the ftServer service revenue increasing.

Gross Profit

Gross profit for the three months ended November 28, 2004 increased by 25.3% to $36.2 million from $28.9 million for the same period in fiscal 2004. Gross profit margin for those time periods increased to 53.1% from 48.7%, primarily as a result of the product mix experienced in the three months ended November 28, 2004 in comparison to the same period last year.

Product gross profit for the three months ended November 28, 2004 increased by 100.0% to $13.4 million from $6.7 million for the same period in fiscal 2004 as a result of the Continuum transactions discussed above and the introduction of V-Series. Product gross profit margin for those time periods increased to 47.3% from 33.0% as a result of the product mix in Continuum sales and the introduction of V-Series. Included in this increase was a favorable foreign exchange impact of $0.9 million. We anticipate that the general availability, in August 2005, of our V-series ftServer product offering and the expected future migration of our Continuum customer base to this new offering will impact the expected usage and realizability of certain of our non-industry standard component parts that are used exclusively in the production and service of the Continuum product line. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Service gross profit for the three months ended November 28, 2004 increased by 2.7% to $22.8 million from $22.2 million for the same period in fiscal 2004. Service gross profit margin for those time periods increased to 57.1% from 56.8%. This was primarily as a result of $0.6 million in favorable foreign exchange movement.

Research and Development

Research and development expenses for the three months ended November 28, 2004 decreased by 5.5% to $12.0 million from $12.7 million for the same period in fiscal 2004. Research and development expenses as a percentage of total revenue decreased for the three months ended November 28, 2004 to 17.5% from 21.5% for the same period in fiscal 2004. We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology and development of Linux-based systems. Included in prior year expense is a one-time cash compensation charge of $1.1 million in connection with the cancellation of stock options for cash, which was part of the use of proceeds from the issuance of Senior Notes.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended November 28, 2004 decreased by 1.6% to $12.3 million from $12.5 million for the same period in fiscal 2004. Sales and marketing expenses as a percentage of total revenue decreased for the three months ended November 28, 2004, to 18.0% from 21.0% in comparison to the same period in fiscal 2004. Compared to the same prior year period the current period expenses include an unfavorable foreign exchange rate movement of $0.4 million, salary increases, and increased expenses related to our heightened marketing efforts for our ftServer and Continuum systems. Included in prior year expense is a one-time cash compensation charge of $0.5 million in connection with the cancellation of stock options for cash, which was part of the use of proceeds from the issuance of Senior Notes.

General and Administrative Expenses

General and administrative expenses for the three months ended November 28, 2004 decreased by 16.0% to $4.2 million from $5.0 million for the same period in fiscal 2004. General and administrative expenses as a percentage of total revenue decreased for the three months ended November 28, 2004 to 6.3% from 8.4% for the same period in fiscal 2004. The decrease in general and administrative expenses can mainly be attributed to the one-time cash compensation charge recorded last year of $1.3 million in connection the cancellation of stock options for cash, offset by current quarter outside services expenses related to the restatement of our financial statements.

Profit from Operations

Profit from operations for the three months ended November 28, 2004 increased by $10.9 million to $6.5 million from a loss from operations of $(4.4) million for the same period in fiscal 2004. Operating margin for those time periods increased to 9.5% from (7.4)%. The operating profit increased in the three months ended November 28, 2004 in comparison to the same period in the prior year primarily as a result of increased product and service margins including favorable foreign exchange impact of $1.6 million and decreases in operating expenses including the impact of unfavorable foreign exchange of $0.4 million. The third quarter last year included a one-time cash compensation charge of $3.7 million.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net, for the three months ended November 28, 2004 increased by $1.5 million to $6.4 million as a result of $170 million in New Notes outstanding from $4.9 million under the Former Credit Facility, under which $98.5 million was outstanding for the same period in fiscal 2004. In the three months ended November 28, 2004 interest expense related to certain put and call features associated with the new notes that were effective in Q3, 2005 pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities was $1.2 million with no charges related to the LIBOR floor embedded derivative in our Former Credit Facility. For the same period in fiscal 2004, there was a $0.5 million related to the LIBOR floor embedded derivative in our Former Credit Facility and no charge related to certain redemption and change of control features in the New Notes.

Other income, net, for the three months ended November 28, 2004 decreased by $1.4 million to $0.9 million from $2.3 million income for the same period in fiscal 2004. This increase in income was primarily a result of a $1.2 million favorable foreign exchange impact in the three months ended November 28, 2004, as compared to a $0.6 million favorable foreign exchange impact along with $1.9 million of income related to the change of the fair value of the LIBOR floor embedded derivative in our Former Credit Facility for the three months ended November 28, 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Income Taxes

Income tax benefit, for the three months ended November 28, 2004 increased by $1.4 million to $0.2 from $1.2 million income tax expense for the same period in fiscal 2004. The effective tax rate benefit was (20.9)% in the three months ended November 28, 2004. This was lower than the statutory rate primarily as a result of reducing the estimated tax reserve offset by realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. In the three months ended November 28, 2004 we reduced the tax reserve by $0.8 million as a result of the expiration of the statute of limitations to audit specific tax years. In the third quarter of fiscal 2004, the effective tax rate was 17.1%, which was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. The Company in accordance with FASB 109 periodically reviews potential changes in the expected realization of net deferred tax assets. In the third quarter of fiscal 2004 it was determined that the net deferred tax asset in Ireland of $0.9 million required a valuation allowance to be established as a result of management’s conclusion that it was more likely than not, primarily due to the future interest expense related to the Refinancing, that the Irish deferred tax asset will not be realizable based on current projections of Irish taxable income.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

Nine months ended November 28, 2004 Compared to Nine months ended November 23, 2003

Revenue

Total revenue for the first nine months of fiscal 2005 of $205.2 million increased by $16.6 million or 8.8% in comparison to the same period in fiscal 2004.

	Nine months ended		Increase (decrease)
	November 28, 2004	November 23, 2003	2004 versus 2003
	(dollars in millions, except percentages)
Product revenue	$85.6	$72.7	$12.9	17.7%
Service revenue	119.6	115.9	3.7	3.2%

Total revenue	$205.2	$188.6	$16.6	8.8%

Product Revenue

Product revenue for the first nine months of fiscal 2005 increased by 17.7% to $85.6 million from $72.7 million for the first nine months of fiscal 2004. Included in this increase was $2.9 million related to favorable foreign exchange rate movement.

This increase was mainly attributable to increases in the unit sales of our ftServer product line including the introduction of V-Series in August of fiscal 2005. Continuum product revenue increased in the first nine months of fiscal 2005 in comparison to the same period last year, a 9.4% increase to $45.6 million from $41.7. Our Continuum products are now sold exclusively into our installed customer base. Given this limited market potential, we expect the revenue from our Continuum product line to decline over time. ftServer unit sales in the first nine months of fiscal 2005 increased by 9% in comparison to the same period last year, resulting in a 29% increase in ftServer revenue, to $40.0 million from $31.0 million. Included in the ftServer unit sales for the first nine months of fiscal 2005 was the V-Series system and resulted in $6.6 million, or 16.5%, of ftServer revenue during the period. The increase in product revenue includes a favorable foreign exchange impact of $2.9 million.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Service Revenue

Service revenue for the first nine months of fiscal 2005 increased by 3.2% to $119.6 million from $115.9 million for the first nine months of fiscal 2004. This increase was primarily due to a favorable impact of foreign exchange rate movement of $4.5 million, increased revenue from sales of service relating to ftServer systems of $3.8 million, and a $2.6 million increase in our professional service business. These increases were offset by a $7.2 million reduction in service revenue as a result of net erosion in the Continuum system customer base.

Gross Profit

Gross profit for the first nine months of fiscal 2005 increased by 7.0% to $101.4 million from $94.8 million for the same period in fiscal 2004. Gross profit margin for those time periods decreased to 49.4% from 50.3%.

Product gross profit for the first nine months of fiscal 2005 increased by 24.8% to $35.2 million from $28.2 million for the same period in fiscal 2004. Product gross profit margin for those time periods increased to 41.1% from 38.8% mainly as a result of the introduction of V-Series. Included in this increase was a favorable foreign exchange impact of $2.9 million. Product gross profit for the first nine months of fiscal 2005 includes a $1.2 million non-cash write down of inventory related to non-industry standard component parts specifically related to our Continuum product line. We anticipate that the general availability, in August 2005, of our V-series ftServer product offering and the expected future migration of our Continuum customer base to this new offering will impact the expected usage and realizability of certain of our non-industry standard component parts that are used exclusively in the production and service of the Continuum product line. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

Service gross profit for the first nine months of fiscal 2005 decreased by 0.6% to $66.2 million from $66.6 million for the same period in fiscal 2004. Service gross profit margin for those time periods decreased to 55.4% from 57.5% mainly as a result of higher service costs and net erosion of service revenue, offset by favorable foreign exchange of $2.2 million.

Research and Development

Research and development expenses for the first nine months of fiscal 2005 increased by 4.5% to $36.9 million from $35.3 million for the same period last year. Research and development expenses as a percentage of total revenue decreased for the first nine months to 17.9% from 18.7%. Current period expenses were impacted by salary increases compared to last year. Last year, the expenses were offset by our receipt of $1.7 million of non-recurring engineering co-development dollars from a technology partner offset by a one-time cash compensation charge of $1.1 million in connection with the cancellation of stock options for cash. We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, development of Linux-based systems and the porting of our proprietary operating system, VOS, onto our current ftServer system architecture, the ftServer V-Series product, which reached technological feasibility in the April of fiscal 2005 and was made generally available for sale in August of fiscal 2005. As a result of reaching technological feasibility on the porting of VOS to our ftServer platform, we capitalized $1.2 million in related software development costs in the first nine months of fiscal 2005 compared to no capitalization of expenses in fiscal 2004.

Sales and Marketing Expenses

Sales and marketing expenses for the first nine months of fiscal 2005 increased by 7.0% to $36.6 million from $34.2 million for the same period in fiscal 2004. Sales and marketing expenses as a percentage of total revenue decreased for the first nine months to 17.8% from 18.1% for the same period in fiscal 2004. These expenses increased as a result of unfavorable foreign exchange rate movement of $1.3 million, salary increases, and increased expenses related to our heightened marketing efforts for our ftServer and Continuum systems in comparison to the same period in fiscal 2004. Included in prior year expense is a one-time cash compensation charge of $0.5 million.

General and Administrative Expenses

General and administrative expenses for the first nine months of fiscal 2005 increased by 6.5% to $11.4 million from $10.7 million for the same period in fiscal 2004. General and administrative expenses as a percentage of total revenue remained unchanged for the first nine months at 5.7% compared to the same period in fiscal 2004. The increase in general and administrative expenses can mainly be attributed to outside services expenses related to the restatement of our financial statements and salary increases. Expenses last year included a one-time cash compensation charge of $1.3 million in connection with the cancellation of stock options for cash.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Profit from Operations

Profit from operations for the first nine months of fiscal 2005 increased by $5.0 million to $13.0 million from a profit from operations of $8.0 million for the same period in fiscal 2004. Operating margin for those time periods increased to 6.3% from 4.2%. The operating profit increased in the first nine months of fiscal 2005 in comparison to the same period in the prior year primarily as a result of increases in product and service margins including a favorable foreign exchange impact of $5.1 million as discussed above. The third quarter last year included a one-time cash compensation charge of $3.7 million.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net, for the first nine months of fiscal 2005 increased by $6.2 million to $16.9 million under the New Notes from $10.7 million under the Former Credit Facility for the same period in fiscal 2004. For the first nine months ended November 28, 2004 interest expense related to certain put and call features associated with the new notes that were effective in Q3, 2005 pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities was $1.2 million with no charges related to the LIBOR floor embedded derivative in our Former Credit Facility. For the same period in fiscal 2004, there was a $0.6 million related to the LIBOR floor embedded derivative in our Former Credit Facility and no charge related to certain redemption and change of control features in the New Notes.

Other income, net, for the first nine months of fiscal 2005 decreased by $2.6 million to $0.2 million from $2.8 million for the same period in fiscal 2004. This increase in expense was primarily a result of a $0.7 million favorable foreign exchange impact in the first nine months of fiscal 2005 in comparison to a $0.9 million favorable foreign exchange impact along with $2.4 million of income related to the change of the fair value of the LIBOR floor embedded derivative in our Former Credit Facility for the first nine months of fiscal 2004.

Income Taxes

Income taxes for the first nine months of fiscal 2005 decreased by $1.3 million to $0.9 million from $2.2 million for the same period in fiscal 2004. The effective tax rate was 26.3% in the first nine months of fiscal 2005. This was higher than the statutory rate primarily as a result of reducing the estimated tax reserve offset by realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. In the first nine months of fiscal 2004, the effective tax rate was 2,506.8%, which was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. The Company in accordance with FASB 109 periodically reviews potential changes in the expected realization of net deferred tax assets. In the third quarter of fiscal 2004 it was determined that the net deferred tax asset in Ireland of $0.9 million required a valuation allowance to be established as a result of management’s conclusion that it was more likely than not, primarily due to the future interest expense related to the Refinancing, that the Irish deferred tax asset will not be realizable based on current projections of Irish taxable income.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. In the nine months ended November 28, 2004 we reduced the tax reserve by $0.8 million as a result of the expiration of the statute of limitations to audit specific tax years.

Liquidity and Capital Resources

Our cash and cash equivalents for the first nine months of fiscal 2005 increased $5.4 million compared to an increase of $9.7 million for the same period of fiscal 2004. This decrease year over year was primarily related to a decrease of $2.1 million net cash provided by operations, a $2.0 million reduction in net cash used in investing activities, a $5.4 million increase in net cash used in financing activities and a $1.1 million increase related to the effect of exchange rate changes on cash. The net increase in cash provided by operations was a result of decrease in corporate bonuses and restructuring payments paid. The net decrease in investing activities was primarily a result of a reduction in the purchasing of property and equipment and Cemprus acquisition costs and related fees offset by increased capitalized software payments. The net decrease in cash used in financing activities is a result of a reduction in scheduled principal payments on long-term debt offset by deferred financing payments related to the 2004 Recapitalization. We hold our cash and cash equivalents predominantly in U.S. dollars, Euro, Japanese yen and British pound sterling.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

During the first nine months of fiscal 2005, we generated cash from operating activities of $18.9 million compared to cash generated in operating activities of $21.0 million for the same period in fiscal 2004. This decrease is primarily due to the absence of the positive impact of the purchased current assets of Cemprus in the first nine months of fiscal 2004 compared to the first nine months of fiscal 2005.

Net cash used in investing activities in the first nine months of fiscal 2005 decreased to $9.9 million, compared to $11.9 million for the same period in fiscal 2004. Cash used in investing activities in the first nine months of fiscal 2005 was primarily the result of a $2.1 million decrease in the purchasing of property and equipment to $8.5 million in comparison to $10.6 million for the same period in fiscal 2004 along with an increase in capitalized software of $1.2 million in the first nine months of fiscal 2005 related to the achievement of technological feasibility of our VOS on ftServer project. In the first nine months of fiscal 2005 there were no payments related to the Cemprus acquisition and related fees compared to $1.3 million for the same period in fiscal 2004.

Net cash used in financing activities increased to $2.8 million in the first nine months of fiscal 2005, compared to net cash provided by financing activities of $2.6 million in fiscal 2004. This was a result of payments related to long-term debt of $1.4 million and $1.4 million in other fees and expenses related to the 2004 Recapitalization, which were paid in the first nine months of fiscal 2005. In the first nine months of fiscal 2004, the timing of the Option Cancellation payments of $3.7 million in cash compensation and $1.2 million in other Refinancing fees and expenses which were paid in the fourth quarter of fiscal 2004 provided an increase in funds provided by financing activities.

Based on our current forecast, management estimates that the cash and cash equivalents at November 28, 2004, together with our available credit facilities and cash flow from operations will be sufficient to satisfy our future working capital needs, capital expenditures, research and development and debt service requirements for at least the next twelve months. To the extent we experience revenue shortfalls over the next twelve months, we believe we can reduce certain discretionary spending to ensure there are sufficient cash balances and to remain in compliance with the debt covenants associated with our current debt facility. We expect to incur additional indebtedness from time to time as required to finance working capital needs.

A summary of the Company’s contractual obligations and commitments is included in the Company’s annual report on Form 20-F for the year ended February 29, 2004. The Company reviewed its contractual obligations and commitments as of November 28, 2004 and determined there were no significant changes.

Recent Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) does not prescribe the use of a specific option-pricing model, but does require companies to use specific input assumptions when estimating the fair value of employee stock options. Under Statement 123(R) the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005. As a non-public company, the Company intends to apply a prospective transaction method under Statement 123(R), continuing to account for any portion of awards that have not vested by the date that Statement 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method Statement 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement No. 123, anticipates that the adoption of Statement 123(R) will not have an immediate material impact on its results of operations.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4. Statement No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. Statement No. 151 is effective for the Company beginning March 1, 2006. The Company does not expect the adoption of Statement No. 151 to have a material impact on out financial position or results of operations.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Item 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information

In the ordinary course of business, our exposure to market risks is limited as is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rate and foreign currency exchange rates. Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure. In general, appreciation of the U.S. dollar relative to another currency has an adverse effect on our revenue and operating profit, while depreciation of the U.S. dollar has a positive effect. The percentage affect on the financial statements is based on the period-to-date average exchange rate compared to the previous period-end rate. During the first nine months of fiscal 2005, the nine-month average rate of the U.S. dollar appreciated approximately 2.3% against the Euro and 2.6% against the British pound sterling. During the third quarter of fiscal 2005, the U.S. dollar depreciated approximately 2.5% against the Euro and 0.1% against the British pound sterling. During the first nine months of fiscal 2004, the U.S. dollar depreciated approximately 5.2% against the Euro and depreciated approximately 1.3% against the British pound sterling. During the third quarter of fiscal 2004, the U.S. dollar depreciated approximately 2.3% against the Euro and depreciated approximately 3.0% against the British pound sterling. Against the Japanese yen, the U.S. dollar appreciated approximately 0.7% in the first nine months of fiscal 2005 and depreciated approximately 1.1% in the third quarter of fiscal 2005. Against the Japanese yen, the U.S. dollar depreciated approximately 3.1% in the first nine months of fiscal 2004 and depreciated approximately 6.1% in the third quarter of fiscal 2004.

Quantitative Information

The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a negative impact on our results of operations in the nine-month period ending November 28, 2004. The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a positive impact on our results of operations in the third quarter of fiscal 2005. The change in value of the U.S. dollar against the Euro, Yen and British pound sterling had a positive impact on our results of in the same nine-month period of fiscal 2004. The change in value of the U.S. dollar against the Euro, Yen and British pound sterling had a positive impact on our results of operations in the third quarter of fiscal 2004.

Continued strengthening of the U.S. dollar, if prolonged against currencies in which we have revenue, particularly the Euro and Japanese yen, would have a negative impact on our revenue expressed in U.S. dollars. Conversely, weakening of the U.S. dollar, if prolonged against currencies in which we have revenue, would have a positive impact on our revenue expressed in U.S. dollars. In addition to the impact of exchange rate fluctuations on our results of operations discussed above, our balance sheet is also affected by the translation into U.S. dollars for financial reporting purposes of the shareholder’s equity of our foreign subsidiaries that are denominated in currencies other than the U.S. dollar. In general, this translation increases our shareholders’ equity when the U.S. dollar depreciates, and affects shareholders’ equity adversely when the U.S. dollar appreciates against the relevant other currencies (period-end rate to previous period-end rate).

We enter into forward foreign exchange contracts to reduce our exposure to foreign currency risks associated with our intercompany and net asset positions. The maturities of foreign exchange contracts generally do not exceed six months. Foreign currency transaction gains and losses, which are included in other income (expense), net of unrealized and realized gains and losses on forward foreign exchange contracts, were $0.7 million and $1.2 million during the nine-month and third quarterly periods of fiscal 2005 and $0.9 million and $0.6 million during the nine-month third quarterly periods of fiscal 2004, respectively. We do not hold or issue financial instruments for trading purposes. As of November 28, 2004 and February 29, 2004, we had approximately $6.2 million and $7.2 million, respectively, of net forward foreign exchange contracts outstanding, predominantly in European currencies and Japanese yen.

Item 4.	CONTROLS AND PROCEDURES

We have taken and are continuing to take measures to correct the material internal control weaknesses relating to the account analysis, review procedures and reporting structure of our financial reporting closing process and the revenue recognition analysis of all of our international subsidiaries (including their reporting of the timing of revenue transactions), each of which was identified in the fiscal 2004 audit. We have also identified and are addressing additional weaknesses within our revenue recognition controls which were identified in conjunction with the restatement described in Note 3 in the Notes to Consolidated Financial Statements. We have implemented compensating controls until our plan to correct these internal control weaknesses is complete. Additionally, we intend to continue to evaluate our internal controls and make periodic improvements as necessary.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

We are continuing to take measures to correct the material internal control weaknesses primarily relating to the processes by which revenue recognition analysis is performed and reviewed and those on which related judgments are made, which were identified in conjunction with the restatement of our financial statements.

Specifically we:

•	have hired a new Chief Accounting Officer who is a certified public accountant with extensive and broad experience in the finance organization of a public company;

•	have hired a new Corporate Controller who is a certified public accountant, with in-depth knowledge of the requirements of Statement of Position No. 97-2, “Software Revenue Recognition”;

•	have hired a Senior World-Wide Revenue Accountant;

•	have hired a new Financial Controller at our Japan subsidiary and for Asia Pacific;

•	are restructuring our overall closing process, such that all significant account analyses, material contracts and significant accounting judgments are evaluated and reviewed by our corporate finance department and improving communication between the Corporate Finance department and the financial managers for each of our principal functional departments;

•	have improved the quality of our revenue recognition review;

•	held a series of revenue recognition training sessions to educate financial, order-entry and sales and service employees involved in the revenue recognition process about our revenue recognition policies.

During fiscal 2005, through the filing date of this report, we continue to implement additional changes to our infrastructure and related processes that are also reasonably likely to materially affect our internal control over financial reporting. Further, we engaged internal auditors to perform an audit of the Company’s sales and revenue recognition policies and procedures in the United States and certain international subsidiaries. We have received the results and recommendations of this internal audit and have take steps to implement remedial or corrective actions to some of the recommendations and will take addition remedial or corrective actions for other such recommendations.

Based on an evaluation of the effectiveness of our disclosure controls and procedures, including consideration of the material weaknesses described above, as of January 31, 2005, which included an evaluation of the effectiveness of our disclosure controls and procedures as of November 28, 2004, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not yet effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

The changes in the Company’s internal controls over financial reporting that have occurred during 2005 as described above are reasonably likely to materially improve the Company’s internal controls over financial reporting. While we believe that these actions will contribute to the remediation of the material weaknesses, we believe that additional time will be required for the full impact of these actions to take effect.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

PART II. OTHER INFORMATION

Item 1.	LEGAL PROCEEDINGS

We are currently not involved, nor have we during the period covered by this quarterly report been involved in any litigation or arbitration proceedings that have, or in the period covered by this quarterly report, have had, a significant effect on our consolidated financial position, results of operation or cash flow.

Item 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable

Item 3.	DEFAULTS UPON SENIOR SECURITIES

The Exchange and Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., JPMorgan Securities, Inc. and Fleet Securities, Inc. on the other, states that if the Company’s registration statement on Form F-4 was not declared effective by the Securities and Exchange Commission by June 15, 2004, then the Company would be required to make special interest payments to the note holders as “liquidated damages”. Because such registration statement was not declared effective until July 6, 2004, the Company was required to pay and did pay the note holders special interest in the amount of $25.5 on December 1, 2004 (the next scheduled interest payment date). Further, because Stratus Inc. did not consummate its exchange offer within thirty business days of the effectiveness date of the registration statement on Form F-4 (as required by the Exchange and Registration Rights Agreement), the Company was required to make and did make an additional special interest payment in the amount of $20.6 to the note holders on December 1, 2004.

Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At a ordinary shareholder meeting held on February 25, 2005 in Luxembourg, the sole shareholder of the Company, Stratus Technologies Group, S.A., voted all of its 2,400,501 shares in favor of approving the Company’s annual accounts of fiscal year 2004, ended February 29, 2005 and approving the managers report with respect to the Company’s fiscal year 2004 annual accounts.

Item 5.	OTHER INFORMATION

Not Applicable

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

ITEM 6.	EXHIBITS AND REPORTS

The Exhibits to this Report are as follows:

3	*Articles of Association of Stratus Technologies International, S.à r.l., as amended

4(a)	*Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee

4(b)	*Form of Exchange Note, issued pursuant to Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (filed herewith as Exhibit 4(a))

10(a)	*Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(b)	*Purchase Agreement, dated as of November 6, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(c)	*Revolving Credit Agreement, dated as of November 18, 2003, between Stratus Technologies International S.à r.l., Stratus Technologies, Inc., JPMorgan Chase Bank, as administrative agent, and the other lenders and agents party thereto.

10(d)	*Collateral Agreement, dated as of November 18, 2003, executed by Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., Cemprus Technologies, Inc., Cemprus LLC and Stratus Technologies, Inc. in favor of JPMorgan Chase Bank, as administrative agent.

10(e)	*Parent Guarantee, dated as of November 18, 2003, executed by Stratus Technologies Group, S.A., Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., in favor of JPMorgan Chase Bank, as administrative agent.

10(f)	*Subsidiary Guarantee, dated as of November 18, 2003, executed by Cemprus Technologies, Inc. and Cemprus LLC in favor of JPMorgan Chase Bank, as administrative agent.

10(g)	*Amended and Restated Stockholders Agreement, dated as of May 23, 2003, between Stratus Technologies Group, S.A., Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp., MidOcean Capital Partners Europe L.P. (f/k/a DB Capital Partners Europe, L.P.) and certain management stockholders party thereto.

10(h)	*Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 3, February 27, 2003

10(i)	*Form of Employee Stock Option Agreement, as amended

10(j)	*Form of Management Stock Option Agreement, as amended

10(k)	*Assignment and Assumption Agreement, dated as of February 1999, between Stratus Computer, Inc. and Stratus Computer (DE), Inc.

10(l)	*# Manufacturing Services and Product Supply Agreement between Benchmark Electronics, Inc., a Texas corporation, BEI Electronics Ireland Limited, a private unlimited company organized under the laws of the Republic of Ireland and Stratus Technologies Ireland Limited dated February 27, 2002.

10(m)	*# Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, Inc. and Stratus Technologies, Inc. effective March 1, 2003.

10(n)	*# Letter of Assignment dated April 9, 2002 from Hewlett-Packard Company.

10(o)	*# Manufacturing Agreement, dated as of April 14, 2000, effective as of June 16, 1999, and First Amendment dated April 30, 2002, between Solectron South Carolina, a South Carolina corporation, and Stratus Technologies Ireland Ltd.

10(p)	* Promissory Note in the amount of $9,450,000 dated April 30, 2002, from Cemprus, LLC (f/n/a DNCP Solution LLC), in favor of Lucent Technologies, Inc.

10(q)	**# Amendment to the Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc. dated March 1, 2004.

10(r)	***# Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc., effective August 1, 2004, as amended by Amendment No. 1 dated August 18, 2004 and Amendment No. 2 dated September 9, 2004.

10(s)	*** Waiver dated October 15, 2004 to the Revolving Credit Agreement dated November 18, 2003 among Stratus Technologies, Inc., Stratus Technologies International S.à r.l., the several lenders from time to time parties thereto and JPMorgan Chase Bank.

10(t)	***# Second Amendment to the Manufacturing Agreement for Build-To-Print Systems by and between Solectron South Carolina and Stratus Technologies Ireland Limited dated October 13, 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

31.1	Certification of Principal Executive Officer pursuant to Rule 15d-14(a)

31.2	Certification of Principal Financial Officer pursuant to 15d-14(a)

32.1	Certifications pursuant to 18 U.S.C. 1350

*	Previously filed with the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on February 12, 2004.

**	Previously filed with Amendment 3 to the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on July 1, 2004.

#	Confidential treatment was requested for portions of these exhibits. Omitted material was filed separately with the Securities and Exchange Commission.

***	Previously filed with the quarterly report on Form 6-K, as filed with the Securities and Exchange Commission on March 15, 2005.

Exhibit 31.1

Certifications

I, David J. Laurello, certify that:

1. I have reviewed this quarterly report for the third quarter of fiscal year 2005 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 24, 2005

/s/ DAVID J. LAURELLO
Chief Executive Officer

Exhibit 31.2

Certifications

I, Robert C. Laufer, certify that:

1. I have reviewed this quarterly report for the third quarter of fiscal year 2005 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 24, 2005

/s/ ROBERT C. LAUFER
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the quarterly report for the third quarter of fiscal year 2005 on Form 6-K (the “Report”) of Stratus Technologies International S.à. r.l. (the “Company”), as filed with the Securities and Exchange Commission, David J. Laurello, Chief Executive Officer of the Company and Robert C. Laufer, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ DAVID J. LAURELLO
Name:	David J. Laurello
Title:	Chief Executive Officer

Date: May 24, 2005

/s/ ROBERT C. LAUFER
Name:	Robert C. Laufer
Title:	Chief Financial Officer

Date: May 24, 2005